File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT
COMPANY ACT OF 1940

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT U OF VOYA INSURANCE AND ANNUITY COMPANY

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY VARIABLE ANNUITY ACCOUNT B
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY VARIABLE ANNUITY ACCOUNT I

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Voya Financial Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824

December 21, 2017

Exhibit Index on Page: 89

1

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	)
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RELIASTAR RELIASTAR LIFE LIFE INSURANCE INSURANCE COMPANY COMPANY OF NEW OF NEW YORK YORK	)
SEPARATE ACCOUNT NY-B	)
VOYA INSURANCE AND ANNUITY COMPANY	)
SEPARATE ACCOUNT B OF VOYA INSURANCE AND	)
ANNUITY COMPANY	)
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND
ANNUITY COMPANY	) APPLICATION FOR AN ORDER
SEPARATE ACCOUNT U OF VOYA INSURANCE AND	) OF APPROVAL PURSUANT
ANNUITY COMPANY	) TO SECTION 26(c) OF THE
INVESTMENT COMPANY
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	) ACT OF 1940
VOYA RETIREMENT INSURANCE AND ANNUITY	)
COMPANY VARIABLE ANNUITY ACCOUNT B	)
VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY VARIABLE ANNUITY ACCOUNT I	)
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Investment Company Act of 1940)
File No.	)
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2

I - THE APPLICATION

     ReliaStar Life Insurance Company of New York, Voya Insurance and Annuity Company, and Voya Retirement Insurance and Annuity Company, (each a “Company” and together, the “Companies”), ReliaStar Life Insurance Company of New York Separate Account NY-B, Separate Account B of Voya Insurance and Annuity Company, Separate Account EQ of Voya Insurance and Annuity Company, Separate Account U of Voya Insurance and Annuity Company, Variable Annuity Account B of Voya Retirement Insurance and Annuity Company and Variable Annuity Account I of Voya Retirement Insurance and Annuity Company (each, an “Account” and together, the “Accounts”) hereby submit this Application for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the “1940 Act”). The Companies and the Accounts are collectively referred to herein as the “Applicants.”

     The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the “Contracts”) issued by the Companies (the “Substitutions”). More particularly, the Applicants propose to substitute shares of certain series of Voya Investors Trust and Voya Variable Portfolios, Inc. (the “Replacement Funds”) for shares of certain series of Voya Investors Trust and Voya Partners, Inc., registered investment companies currently held by subaccounts of the Accounts (the “Existing Funds”) as follows:

1	VY Baron Growth Portfolio – Class S, I	Voya Russell Mid Cap Growth Index
Portfolio – Class S, I
2	VY Columbia Contrarian Core Portfolio	Voya U.S. Stock Index Portfolio – Class S
– Class S
3	VY Invesco Comstock Portfolio – Class	Voya Russell Large Cap Value Index
	S, I	Portfolio – Class S, I
4	VY T. Rowe Price Equity Income	Voya Russell Large Cap Value Index
	Portfolio – Class S, S2	Portfolio – Class S, I
5	VY JPMorgan Small Cap Core Equity	Voya Russell Small Cap Index Portfolio –
	Portfolio – Class S, I, S2	Class S, I
6	VY T. Rowe Price Growth Equity	Voya Russell Large Cap Growth Index
	Portfolio – Class S, I	Portfolio – Class S, I

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS

AND THE CONTRACTS

A. The Companies. Each of the Companies is an indirect, wholly-owned subsidiary of Voya Financial, Inc. (“Voya®”), which is publically traded on the New York Stock Exchange under the symbol “VOYA”.

     1. ReliaStar Life Insurance Company of New York (“ReliaStar NY”). ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY’s operations include the business of First Golden American Life Insurance Company of New York (“First Golden”). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

     ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

     2. Voya Insurance and Annuity Company (“Voya Insurance”). Voya Insurance is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, Voya Insurance was known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, Voya Insurance was known as Golden American Life Insurance Company (“Golden”). Through January 1, 2004 mergers, Voya Insurance’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United Life and Annuity Insurance Company (“United Life and Annuity”), and USG Annuity and Life Company. Voya Insurance is principally engaged in the business of issuing annuities.

     Voya Insurance is the depositor of Separate Account B, Separate Account EQ, and Separate Account U, separate accounts that are registered with the Commission as unit investment trusts.

     3. Voya Retirement Insurance and Annuity Company (“Voya Retirement”). Voya Retirement is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Prior to September 1, 2014, Voya Retirement was known as ING Life Insurance and Annuity Company. Through a December 31, 1976 merger, Voya Retirement’s operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Prior to May 1, 2002, Voya Retirement was known as Aetna Life Insurance and Annuity Company (“Aetna”). Through a December 31, 2005 merger, Voya Retirement’s operations include the business of ING Insurance Company of America (“ING America”). Voya Retirement is principally engaged in the business of issuing annuities.

     Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

B. The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitutions.1

[1]	Separate accounts that support variable annuity contracts that will not be affected by the Substitutions are not identified herein.

1. ReliaStar Life Insurance Company of New York Separate Account NY-B

(“ReliaStar NY NY-B”). ReliaStar NY NY-B (File No. 811-07935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-85326, 333-85618, 333-115515, 333-139695 and 333-145826).

     2. Separate Account B of Voya Insurance and Annuity Company (“Voya Insurance B”). Voya Insurance B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-23351, 033-23458, 033-59261, 333-28679, 333-28755, 333-28769, 333-30180, 333-33914, 333-57218, 333-63692, 333-66757, 333-70600, 333-90516, 333-101481, 333-133944 and 333-202174).

     3. Separate Account EQ of Voya Insurance and Annuity Company (“Voya Insurance EQ”). Voya Insurance EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. Contracts described in the following registration statement will be affected by the Substitutions (File No. 333-111686).

     4. Separate Account U of Voya Insurance and Annuity Company (“Voya Insurance U”). Voya Insurance U (formerly United Life and Annuity Separate Account One) (File No. 811-9026) was originally established by United Life and Annuity in 1994 in accordance with the laws of the State of Louisiana to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 333-111684 and 333-111685).

5. Voya Retirement Insurance and Annuity Company Variable Annuity Account B

(“Voya Retirement B”). Voya Retirement B (File No. 811-02512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-34370, 333-09515 and 333-56297).

6. Voya Retirement Insurance and Annuity Company Variable Annuity Account I

(“Voya Retirement I”). Voya Retirement I (File No. 811-08582) was established by Aetna Insurance Company of America, a subsidiary of Aetna, in 1994 in accordance with the laws of the State of Connecticut to support certain Contracts. Contracts described in the following registration statement will be affected by the Substitutions (File No. 333-130825).

     Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets equal to the reserves and other Contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.

     Each Account is divided into subaccounts, each of which invests exclusively in shares of an Existing Fund or another registered open-end management investment company. Each registered open-end management investment company has its own distinct investment objective(s) and policies.

     Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that investment in the registered open-end management investment company no longer suits the purpose of the Contract.

C. The Existing Funds. The funds listed below are designated as Existing Funds to be replaced with a Replacement Fund as Part of the Substitutions described in this Application. More information about the Existing Funds’ fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

     1. VY Baron Growth Portfolio. The VY Baron Growth Portfolio is a series of the Voya Partners, Inc. (“Voya Partners”), a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.2 The VY Baron Growth Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY Baron Growth Portfolio. Voya Investments delegates to a subadviser, BAMCO, Inc., a registered investment adviser and a subsidiary of Baron Capital Group, Inc., the responsibility for day-to-day management of the investments of the VY Baron Growth Portfolio, subject to the Voya Investment’s oversight.

2

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     2. VY Columbia Contrarian Core Portfolio. The VY Columbia Contrarian Core Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.2 The VY Columbia Contrarian Core Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY Columbia Contrarian Core Portfolio. Voya Investments delegates to a subadviser, Columbia Management Investment Advisers, LLC, a registered investment adviser and a wholly-owned subsidiary of Ameriprise Financial, Inc., the responsibility for day-to-day management of the investments of the VY Columbia Contrarian Core Portfolio, subject to the Voya Investment’s oversight.

     3. VY Invesco Comstock Portfolio. The VY Invesco Comstock Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.3 The VY Invesco Comstock Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY Invesco Comstock Portfolio. Voya Investments delegates to a subadviser, Invesco Advisers, Inc., a registered investment adviser and a direct subsidiary of Invesco Ltd., the responsibility for day-to-day management of the investments of the VY Invesco Comstock Portfolio, subject to the Voya Investment’s oversight.

     4. VY T. Rowe Price Equity Income Portfolio. The VY T. Rowe Price Equity Income Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 333-23512), which was last updated in an effective amendment to the registration statement filed on April 25, 2017.3 The VY T. Rowe Price Equity Income Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY T. Rowe Price Equity Income Portfolio. Voya Investments delegates to a subadviser, T. Rowe Price Associates, Inc., a registered investment adviser and a wholly-owned subsidiary of T. Rowe Price Group, Inc., the responsibility for day-to-day management of the investments of the VY T. Rowe Price Equity Income Portfolio, subject to the Voya Investment’s oversight.

     5. VY JPMorgan Small Cap Core Equity Portfolio. The VY JPMorgan Small Cap Core Equity Portfolio is a series of the Voya Investors Trust, a Massachusetts business trust registered under the 1940 Act as a registered open-end management investment company (File No. 811-05629) and registered under the 1933 Act on Form N-1A (File No. 333-23512), which was last updated in an effective amendment to the registration statement filed on April 25, 2017.3

3

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

The VY JPMorgan Small Cap Core Equity Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY JPMorgan Small Cap Core Equity Portfolio. Voya Investments delegates to a subadviser, J. P. Morgan Investment Management Inc., a registered investment adviser and an indirect wholly-owned subsidiary of JPMorgan Chase & Co., the responsibility for day-to-day management of the investments of the VY JPMorgan Small Cap Core Equity Portfolio, subject to the Voya Investment’s oversight.

     6. VY T. Rowe Price Growth Equity Portfolio. The VY T. Rowe Price Growth Equity Portfolio is a series of the Voya Partners, a Maryland corporation registered under the 1940 Act as a registered open-end management investment company (File No. 811-08319) and registered under the 1933 Act on Form N-1A (File No. 333-32575), which was last updated in an effective amendment to the registration statement filed on April 26, 2017.3 The VY T. Rowe Price Growth Equity Portfolio is currently offered by prospectus dated May 1, 2017.

     Voya Investments serves as the investment adviser for the VY T. Rowe Price Growth Equity Portfolio. Voya Investments delegates to a subadviser, T. Rowe Price Associates, Inc., a registered investment adviser and a wholly-owned subsidiary of T. Rowe Price Group, Inc., the responsibility for day-to-day management of the investments of the VY T. Rowe Price Growth Equity Portfolio, subject to the Voya Investment’s oversight.

D. The Replacement Funds. The Replacement Funds are series of Voya Variable Portfolios, Inc. or Voya Investors Trust. More information about each Replacement Fund’s fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

     1. Voya Variable Portfolios, Inc. (“Voya Variable Portfolios”). Voya Variable Portfolios, formerly known as ING Variable Portfolios, Inc. and before that as Aetna Variable Portfolios, Inc., was organized as a Maryland Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series included in this substitution application is currently offered by prospectuses dated May 1, 2017. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 ( the “1933 Act”) on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 27, 2017.4

     Voya Investments, LLC (“Voya Investments”), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each series of the Voya Variable Portfolios that is a Replacement Fund. Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. Effective May 1, 2014, Voya Investments changed its name from ING Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries.

4

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     Voya Investments, subject to the direction of Voya Variable Portfolios Board of Directors (the “Board of Directors”), has overall responsibility for the management of each series of the Voya Variable Portfolios that is a Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each series that is a Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each series that is a Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a subadviser, Voya Investment Management Co. LLC (“Voya Investment Management”), an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to the Voya Investment’s oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board of Directors.

     For its services, Voya Investments receives advisory fees from each series that is a Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all sub-advisers.

The following series of Voya Variable Portfolios will be used as Replacement Funds:

1.	Voya Russell Mid Cap Growth Index Portfolio
2.	Voya Russell Large Cap Value Index Portfolio
3.	Voya Russell Small Cap Index Portfolio
4.	Voya Russell Large Cap Growth Index Portfolio
2.	Voya Investors Trust. Voya Investors Trust, formerly known as the ING

Investors Trust and before that as GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. Voya Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series included in this substitution application is currently offered by prospectus dated May 1, 2017. ING Investors Trust has registered these shares under the 1933 Act on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 25, 2017.5

     Voya Investments, subject to the direction of Voya Investors Trust Board of Trustees (the “Board of Trustees”), has overall responsibility for the management of each series of the Voya Investors Trust that is a Replacement Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each series that is a Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each series that is a Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a subadviser, Voya Investment Management Co. LLC, an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to the Voya Investment’s oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board of Trustees.

     For its services, Voya Investments receives advisory fees from each series that is a Replacement Fund. This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all sub-advisers.

The following series of Voya Investors Trust will be used as a Replacement Fund:

1.	Voya U.S. Stock Index Portfolio
5

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

E. The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each. 6 The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS

AND THE RELIEF REQUESTED

A. Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

Accounts Holding Existing
	Existing Fund	Replacement Fund	Fund Assets
1	VY Baron Growth	Voya Russell Mid Cap	ReliaStar NY NY-B, Voya
	Portfolio – Class S, I	Growth Index Portfolio –	Insurance B, Voya Insurance
		Class S, I	EQ, Voya Retirement B,
Voya Retirement I

2	VY Columbia Contrarian	Voya U.S. Stock Index	ReliaStar NY NY-B, Voya
	Core Portfolio – Class S	Portfolio – Class S	Insurance B, Voya Insurance
EQ, Voya Retirement B

3	VY Invesco Comstock	Voya Russell Large Cap	ReliaStar NY NY-B, Voya
	Portfolio – Class S, I	Value Index Portfolio –	Insurance B, Voya Insurance
		Class S, I	EQ, Voya Insurance U

4	VY T. Rowe Price Equity	Voya Russell Large Cap	ReliaStar NY NY-B, Voya
	Income Portfolio – Class S,	Value Index Portfolio –	Insurance B, Voya Insurance
	S2	Class S, I	EQ, Voya Retirement B

5	VY JPMorgan Small Cap	Voya Russell Small Cap	ReliaStar NY NY-B, Voya
	Core Equity Portfolio –	Index Portfolio – Class S, I	Insurance B, Voya Insurance
	Class S, I, S2		EQ, Voya Retirement B,
Voya Retirement I

[6] See Section II. B. above.

Accounts Holding Existing
	Existing Fund	Replacement Fund	Fund Assets
6	VY T. Rowe Price Growth	Voya Russell Large Cap	ReliaStar NY NY-B, Voya
	Equity Portfolio – Class S,	Growth Index Portfolio –	Insurance B, Voya Insurance
	I	Class S, I	EQ, Voya Retirement B,
Voya Retirement I

     No brokerage commissions, fees or other remuneration will be paid by any Existing Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

     With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental investment objectives of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an “Affected Contract Owner” and, collectively, “Affected Contract Owners”) will continue to be met after the Substitutions.

     Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. Applicants believe that, because the Replacement Funds will be offered over a substantially larger asset base than the Existing Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B. Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

     1. Implement Business Plan. The Substitutions are another step in the Companies’ overall business plan to make the Contracts more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain pricing, performance, and risk guidelines. Regarding pricing and performance, each Replacement Fund has lower fees and expenses than the corresponding Existing Fund with generally comparable performance. Regarding risk, by increasing the number and percentage of index funds available through the Contracts (all of the Replacement Funds are index funds), and consequently the Contract value in those index funds, the Companies’ ability to manage the business and hedge for the risks associated with the guarantees provided through the Contracts is improved.

     2. Reduction of Costs. The replacement of the Existing Funds, which are actively managed by unaffiliated investment subadvisers, with the Replacement Funds which are each directly managed by an affiliated investment adviser using a passive management approach will allow the Companies to reduce costs by consolidating administration of the Replacement Funds with its other funds. Changes to an Existing Fund by the unaffiliated subadviser now come unexpectedly and may require significant attention by the Existing Fund’s Board of Directors or Board of Trustees, as applicable, and corresponding product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be reduced and better planned or anticipated for the Replacement Funds so that costs are reduced by including any changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

     3. Due Diligence. The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies’ ability to have competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C. Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions (“Effective Date”), shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

     The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected Contract Owners in connection with the Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

     Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies’ obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of an Existing Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

     All Affected Contract Owners will be notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application is first filed with the Commission. Among other information regarding the Substitutions, the supplements will inform Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but at least 30 days before the Effective Date,

Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the intended Substitution of Existing Funds with Replacement Funds, the intended Effective Date of the Substitutions and advising Affected Contract Owners of their right, if they so choose, at any time during the period beginning 30 days before the Effective Date through at least 30 days following the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value during this 60-day period, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from an Existing Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date of the Substitutions. Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds at least 30 days before the Effective Date of the Substitutions.

     Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of each applicable Existing Fund have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner’s account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D. Relief Requested. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

IV - APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A. Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

     Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,7 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. 8

     Congress responded to the Commission’s concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act. 9

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act. 10 Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants generally submit that the Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past. 11 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitutions.

7

In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act.

See House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

8	See id.
9	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).
[10]

While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No.

12678 (Sept. 21, 1982) (emphasis added).
[11]

See, e.g. Lincoln National Life Company, et al., (File No. 812-14063), Investment Company Act Release No. 30517 (May 14, 2013)(Order); AXA Equitable Life Insurance Company, et al., (File No. 812-14036), Investment Company Act Release No. 30405 (February 26, 2013)(Order); New York Life Insurance and Annuity Corporation, et al., (File No. 812-13903), Investment Company Act Release No. 29947 (February 14, 2012)(Order); Allianz Life Insurance Company of North America, et al., (File No. 812-13821), Investment Company Act Release No. 29716 (July 6, 2011)(Order); AXA Equitable Life Insurance Company, et al., (File No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); Nationwide Life

B. Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks, Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of each Replacement Fund will be less than those assessed by the corresponding Existing Fund. 12 For each substitution, the share class of the Replacement Fund will be the same as the share class of the Existing Fund, except for those Contracts that already offer a cheaper share class of the Replacement Fund, the Substitutions will be into the cheaper share class rather than the same share class.

     Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract Owners will continue to be met after the Substitutions.

Comparative information regarding fees and expenses (including management fee breakpoints),13 investment objectives and strategies, expense ratios and total return for the proposed Substitutions is as follows.

Insurance Company, et al., (File No. 812-13495), Investment Company Act Release No 28815 (July 8, 2009)(Order); Riversource Life Insurance Company, et al., (File No. 812-13492), Investment Company Act Release No. 28575 (December 30, 2008)(Order); ING USA Annuity and Life Insurance Company, et al., (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); ING USA Annuity and Life Insurance Company, et al., (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); Security Life of Denver Insurance Company, et al., (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

[12]

For two years following the Effective Date of the Substitutions the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date of the Substitutions.

[13]

The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. Unless otherwise noted, the fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of June 30, 2017.

     1. Voya Russell Mid Cap Growth Index Portfolio for the VY Baron Growth Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY Baron Growth
Portfolio	0.95%	0.25%	N/A	0.03%	1.23%	0.00%	1.23%
	Class I

	0.95%	0.00%	N/A	0.03%	0.98%	0.00%	0.98%
Replacement Fund	Class S
Voya Russell Mid Cap
Growth Index Portfolio	0.50%	0.25%	N/A	0.06%	0.81%	-0.13%	0.68%
	Class I

	0.50%	0.00%	N/A	0.06%	0.56%	-0.13%	0.43%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY Baron Growth Portfolio		Voya Russell Mid Cap Growth Index
Portfolio

Total Net Expenses:	1.23% - Class S	Total Net Expenses:	0.68% - Class S
	0.98% - Class I		0.43% - Class I

Management Fee:	0.95%	Management Fee:	0.50%

Management Fee Breakpoints		Management Fee Breakpoints
0.950%	First $1B	0.500%	First $500M
0.925%	Next $1B	0.480%	Next $500M
0.900%	Thereafter	0.460%	Thereafter
0.950%	Blended	0.4969%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund VY Baron Growth Portfolio	Replacement Fund Voya Russell Mid Cap Growth Index Portfolio

Investment Objective – The Portfolio seeks capital appreciation.

Investment Objective –

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index (“Index”).

Principal Investment Strategies – Principal Investment Strategies –

The Portfolio invests for the long term primarily Under normal market conditions, the Portfolio in equity securities in the form of common stock invests at least 80% of its net assets (plus of small-sized growth companies. The Sub- borrowings for investment purposes) in equity Adviser (“Sub-Adviser”) defines small-sized securities of companies, which are at the time of companies as those, at the time of purchase, with purchase, included in the Index; convertible market capitalizations up to the largest market securities that are convertible into stocks cap stock in the Russell 2000® Growth Index at included in the Index; other derivatives whose reconstitution, or companies with market economic returns are, by design, closely capitalizations up to $2.5 billion, whichever is equivalent to the returns of the Index or its larger. The Portfolio will not sell positions just components; and exchange-traded funds that because their market values have increased. track the index. The Portfolio will provide Because of its long-term approach, the Portfolio shareholders with at least 60 days’ prior notice could have a significant percentage of its assets of any change in this investment policy. Under invested in securities that have appreciated normal market conditions, the Portfolio invests beyond their market capitalizations at the time of all or substantially all of its assets in these the Portfolio’s investment. securities.

The Portfolio may invest up to 20% of its assets The Portfolio currently invests principally in in foreign securities, including American common stocks and employs a “passive Depositary Receipts. The Portfolio may also management” approach designed to track the invest in real estate-related securities, including performance of the Index. real estate investment trusts.

The Portfolio may invest in other investment The Portfolio may invest in other investment companies, including exchange-traded funds, to companies to the extent permitted under the the extent permitted under the Investment Investment Company Act of 1940, as amended, Company Act of 1940, as amended, and the and the rules, regulations, and exemptive orders rules, regulations, and exemptive orders thereunder (“1940 Act”). thereunder (“1940 Act”).

The Sub-Adviser seeks to invest in businesses it The Index is an unmanaged index that measures believes have significant opportunities for the performance of the mid-cap growth segment growth, sustainable competitive advantages, of the U.S. equity universe. The Index includes strong, visionary management, and an attractive those Russell Midcap® Index companies with valuation. The Portfolio purchases stocks that higher price-to-book ratios and higher forecasted the Sub-Adviser believes are undervalued growth values. The market capitalization of relative to their businesses’ long-term growth companies within the Index will change with prospects, future cash flows and asset values. market conditions. The market capitalization of The Sub-Adviser seeks to invest in businesses companies in the Index as of December 31, 2016 before their long-term growth prospects are ranged from $641 million to 57.5 billion. As of appreciated by other investors. The Portfolio February 28, 2017, portions of the Index were may make significant investments in companies focused in the consumer discretionary sector, the in which the Sub-Adviser has great conviction. healthcare sector, the information technology sector, and the industrials sector.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, The Portfolio may not always hold all of the or redeploy assets into opportunities believed to same securities as the Index. The Portfolio may be more promising, among others. also invest in stock index futures as a substitute for the sale or purchase of securities in the Index The Portfolio may lend portfolio securities on a and to provide equity exposure to the Portfolio’s short-term or long-term basis, up to 33S% of its cash position. Although the Portfolio attempts to total assets. track, as closely as possible, the performance of the Index, the Portfolio does not always perform exactly like the Index. Unlike the Index, the Portfolio has operating expenses and transaction costs and therefore has a performance disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks – Principal Risks –

You could lose money on an investment in the You could lose money on an investment in the Portfolio. Any of the following risks, among Portfolio. Any of the following risks, among others, could affect Portfolio performance or others, could affect Portfolio performance or cause the Portfolio to lose money or to cause the Portfolio to lose money or to underperform market averages of other funds. underperform market averages of other funds.

Company: The price of a company’s stock Company: The price of a company’s stock could decline or underperform for many reasons could decline or underperform for many reasons including, among others, poor management, including, among others, poor management, financial problems, reduced demand for financial problems, reduced demand for company goods or services, regulatory fines and company goods or services, regulatory fines and judgments, or business challenges. If a company judgments, or business challenges. If a company

declares bankruptcy or becomes insolvent, its			declares bankruptcy or becomes insolvent, its
stock could become worthless.			stock could become worthless.

Market: Stock prices may be volatile or have			Market: Stock prices may be volatile or have
reduced liquidity in response to real or perceived			reduced liquidity in response to real or perceived
impacts of factors including, but not limited to,			impacts of factors including, but not limited to,
economic conditions, changes in market interest			economic conditions, changes in market interest
rates, and political events. Stock markets tend to			rates, and political events. Stock markets tend to
be cyclical, with periods when stock prices			be cyclical, with periods when stock prices
generally rise and periods when stock prices			generally rise and periods when stock prices
generally decline. Any given stock market			generally decline. Any given stock market
segment may remain out of favor with investors			segment may remain out of favor with investors
for a short or long period of time, and stocks as			for a short or long period of time, and stocks as
an asset class may underperform bonds or other			an asset class may underperform bonds or other
asset classes during some periods. Additionally,			asset classes during some periods. Additionally,
legislative, regulatory or tax policies or			legislative, regulatory or tax policies or
developments in these areas may adversely			developments in these areas may adversely
impact the investment techniques available to a			impact the investment techniques available to a
manager, add to costs and impair the ability of			manager, add to costs and impair the ability of
the Portfolio to achieve its investment			the Portfolio to achieve its investment
objectives.			objectives.

Growth Investing: Prices of growth stocks are			Growth Investing: Prices of growth stocks are
more sensitive to investor perceptions of the			more sensitive to investor perceptions of the
issuing company’s growth potential and may fall			issuing company’s growth potential and may fall
quickly and significantly if investors suspect that			quickly and significantly if investors suspect that
actual growth may be less than expected. There			actual growth may be less than expected. There
is a risk that funds that invest in growth-oriented			is a risk that funds that invest in growth-oriented
stocks may underperform other funds that invest			stocks may underperform other funds that invest
more broadly. Growth stocks tend to be more			more broadly. Growth stocks tend to be more
volatile than value stocks,	and	may	volatile than value stocks,	and	may
underperform the market as a whole over any			underperform the market as a whole over any
given time period.			given time period.

Other Investment Companies: The main risk			Other Investment Companies: The main risk
of investing in other investment companies,			of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the			including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an			risk that the value of the securities underlying an
investment company might decrease. Shares of			investment company might decrease. Shares of
investment companies that are listed on an			investment companies that are listed on an
exchange may trade at a discount or premium			exchange may trade at a discount or premium
from their net asset value. You will pay a			from their net asset value. You will pay a
proportionate share of the expenses of those			proportionate share of the expenses of those
other investment companies (including			other investment companies (including
management fees, administration fees, and			management fees, administration fees, and
custodial fees) in addition to the expenses of the			custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other			Portfolio. The investment policies of the other
investment companies may not be the same as			investment companies may not be the same as

those of the Portfolio; as a result, an investment those of the Portfolio; as a result, an investment in the other investment companies may be in the other investment companies may be subject to additional or different risks than those subject to additional or different risks than those to which the Portfolio is typically subject. to which the Portfolio is typically subject.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established secondary market may make it more difficult to secondary market may make it more difficult to value illiquid securities, exposing the Portfolio value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid to the risk that the price at which it sells illiquid securities will be less than the price at which securities will be less than the price at which they were valued when held by the Portfolio. they were valued when held by the Portfolio. The prices of illiquid securities may be more The prices of illiquid securities may be more volatile than more liquid investments. The risks volatile than more liquid investments. The risks associated with illiquid securities may be greater associated with illiquid securities may be greater in times of financial stress. The Portfolio could in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time lose money if it cannot sell a security at the time and price that would be most beneficial to the and price that would be most beneficial to the Portfolio. Portfolio.

Securities Lending: Securities lending involves Securities Lending: Securities lending involves two primary risks: “investment risk” and two primary risks: “investment risk” and “borrower default risk.” When lending “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment government securities as collateral. Investment risk is the risk that the Portfolio will lose money risk is the risk that the Portfolio will lose money from the investment of the cash collateral from the investment of the cash collateral received from the borrower. Borrower default received from the borrower. Borrower default risk is the risk that the Portfolio will lose money risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a due to the failure of a borrower to return a borrowed security. Securities lending may result borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The causing the Portfolio to be more volatile. The use of leverage may increase expenses and use of leverage may increase expenses and increase the impact of the Portfolio’s other risks. increase the impact of the Portfolio’s other risks.

Currency: To the extent that the Portfolio Convertible Securities: Convertible securities invests directly or indirectly in foreign (non- are securities that are convertible into or U.S.) currencies or in securities denominated in, exercisable for common stocks at a stated price or that trade in, foreign (non-U.S.) currencies, it or rate. Convertible securities are subject to the is subject to the risk that those foreign (non- usual risks associated with debt instruments, U.S.) currencies will decline in value relative to such as interest rate and credit risk. In addition, the U.S. dollar or, in the case of hedging because convertible securities react to changes in positions, that the U.S. dollar will decline in the value of the stocks into which they convert, value relative to the currency being hedged by they are subject to market risk.

the Portfolio through foreign currency exchange			Credit: The price of a bond or other debt
transactions.			instrument is likely to fall if the issuer’s actual or
perceived financial health deteriorates, whether
Foreign Investments: Investing in foreign (non-			because of broad economic or issuer-specific
U.S.) securities may result in the Portfolio			reasons. In certain cases, the issuer could be late
experiencing more rapid and extreme changes in			in paying interest or principal, or could fail to
value than a fund that invests exclusively in			pay its financial obligations altogether.
securities of U.S. companies due to: smaller
markets; differing reporting, accounting, and			Derivative Instruments: Derivative instruments
auditing	standards;	nationalization,	are subject to a number of risks, including the
expropriation, or confiscatory taxation; foreign			risk of changes in the market price of the
currency fluctuations, currency blockage, or			underlying securities, credit risk with respect to
replacement; potential for default on sovereign			the counterparty, risk of loss due to changes in
debt; or political changes or diplomatic			market interest rates and liquidity and volatility
developments, which may include the imposition			risk. The amounts required to purchase certain
of economic sanctions or other measures by the			derivatives may be small relative to the
United States	or other governments	and	magnitude of exposure assumed by the Portfolio.
supranational	organizations. Markets	and	Therefore, the purchase of certain derivatives
economies throughout the world are becoming			may have an economic leveraging effect on the
increasingly interconnected, and conditions or			Portfolio and exaggerate any increase or
events in one market, country or region may			decrease in the net asset value. Derivatives may
adversely impact investments or issuers in			not perform as expected, so the Portfolio may
another market, country or region.			not realize the intended benefits. When used for
hedging purposes, the change in value of a
Real Estate	Companies and Real Estate		derivative may not correlate as expected with the
Investment Trusts (“REITs”): Investing in real			currency, security or other risk being hedged.
estate companies and REITs may subject the			When used as an alternative or substitute for
Portfolio to risks similar to those associated with			direct cash investments, the return provided by
the direct ownership of real estate, including			the derivative may not provide the same return
losses from casualty or condemnation, changes			as direct cash investment. In addition, given their
in local and general economic conditions, supply			complexity, derivatives expose the Portfolio to
and demand, market interest rates, zoning laws,			the risk of improper valuation.
regulatory limitations on rents, property taxes,
and operating expenses in addition to terrorist			Focused Investing: To the extent that the
attacks, war, or other acts that destroy real			Portfolio’s index is substantially composed of
property. Investments in REITs are affected by			securities in a particular industry, sector, market
the management skill and creditworthiness of the			segment, or geographic area, the Portfolio will
REIT. The Portfolio will indirectly bear its			allocate its investments to approximately the
proportionate	share of expenses, including		same extent as the index. As a result, the
management fees, paid by each REIT in which it			Portfolio may be subject to greater market
invests.			fluctuation than a fund that is more broadly
invested. Economic conditions, political or
Small-Capitalization Company: Investments in			regulatory conditions, or natural or other
small-capitalization companies may involve			disasters affecting the particular industry, sector,
greater risk than is customarily associated with			market segment, or geographic area in which the
larger, more established companies due to the			Portfolio focuses its investments will have a
greater business risks of a limited operating			greater effect on the Portfolio, and if securities
history, small size, limited markets and financial			of a particular industry, sector, market segment,

resources,	narrow product	lines, less	or geographic area as a group fall out of favor
management depth and more reliance on key			the Portfolio could underperform, or be more
personnel. The securities of smaller companies			volatile than,	funds	that	have greater
are subject to liquidity risk as they are often			diversification.
traded over-the-counter and may not be traded in
volume typical on a national securities exchange.			Index Strategy:	The	index	selected may

underperform the overall market. To the extent
An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

Interest Rate: With bonds and other fixed rate
debt instruments, a rise in market interest rates
generally causes values to fall; conversely,
values generally rise as market interest rates fall.
The higher the credit quality of the instrument,
and the longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
paid by the securities is a floating rate, which
generally will decrease when the market rate of
interest to which the inverse security is indexed
increases and will increase when the market rate
of interest to which the inverse security is
indexed decreases. As of the date of this
Prospectus, market interest rates in the United
States are at or near historic lows, which may
increase the Portfolio’s exposure to risks
associated with rising market interest rates.
Rising market interest rates could have
unpredictable effects on the markets and may
expose fixed-income and related markets to
heightened volatility. For funds that invest in
fixed-income securities, an increase in market
interest rates may lead to increased redemptions
and increased portfolio turnover, which could

reduce liquidity for certain investments,
adversely affect values, and increase costs.
Increased redemptions may cause the Portfolio
to liquidate portfolio positions when it may not
be advantageous to do so and may lower returns.
If dealer capacity in fixed-income markets is
insufficient for market conditions, it may further
inhibit liquidity and increase volatility in the
fixed-income markets. Further, recent and
potential future changes in government policy
may affect interest rates.

Mid-Capitalization Company: Investments in
mid-capitalization companies may involve
greater risk than is customarily associated with
larger, more established companies due to the
greater business risks of a limited operating
history, smaller size, limited markets and
financial resources, narrow product lines, less
management depth, and more reliance on key
personnel. Consequently, the securities of mid-
capitalization companies may have limited
market stability and may be subject to more
abrupt or erratic market movements than
securities of larger, more established growth
companies or the market averages in general.

An investment in the Portfolio is not a bank
deposit and is not insured or guaranteed by the
Federal Deposit Insurance Corporation, the
Federal Reserve Board or any other government
agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a mid-cap growth equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Mid-Cap Growth style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with similar benchmarks and principal investment strategies as there is significant investment flexibility within those constraints.

     The Existing Fund’s investment objective is capital appreciation, and the Replacement Fund seeks to track the Russell Midcap Growth Index (the “Index”). Under normal circumstances, the Existing Fund invests for the long term primarily in equity securities in the form of common stock of small-sized companies. The manager(s) of the Existing Fund purchase stocks that they believe are undervalued relative to their businesses’ long-term growth prospectus, future cash flows, and asset values. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Index. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the mid-cap growth segment of the U.S. equities universe represented by those Russell MidCap Index companies with higher price-to-book ratios and higher forecasted growth values. The manager(s) of the Replacement Fund employ a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

     With respect to the Existing Fund’s and Replacement Fund’s investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

     Even though there is no overlap of these benchmark holdings, over the past five years there is an 89% correlation in the monthly returns between the Existing Fund’s benchmark and the Replacement Fund’s benchmark. Additionally, there is a 91% correlation between the monthly returns of the Existing Fund and Replacement Fund. This means that the returns tend to move in a similar direction to each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, during the three- and five-year periods the Replacement Portfolio has exhibited better performance to the Existing Portfolio at a meaningfully lower expense ratio.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily a mid-cap growth equity portfolios that exhibit a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense					(Inception Date)
	Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	Since Inception(2)
Existing Fund	Class S
VY Baron Growth						(5/1/2002)
Portfolio	1.23%	20.70%	9.14%	12.78%	7.77%	9.86%
	Class I
						5/1/2002
	0.98%	21.02%	9.42%	13.06%	8.03%	10.13%
Replacement Fund	Class S
Voya Russell Mid Cap						5/1/2009
Growth Index Portfolio	0.68%	17.05%	9.30%	13.48%	N/A	15.89%
	Class I
						5/1/2009
	0.43%	17.34%	9.57%	13.75%	N/A	16.16%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.

     The Replacement Fund has outperformed the Existing Fund over the three-year and five-year periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Mid Cap Growth Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $610,410,669 and $14,314,592, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($283,506,946 for Class S and $14,191,482 for Class I) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($326,903,723 for Class S and $123,110 for Class I).

     2. Voya U.S. Stock Index Portfolio for the VY Columbia Contrarian Core Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY Columbia
Contrarian Core
Portfolio	0.90%	0.25%	N/A	0.04%	1.19%	-0.23%	0.96%
Replacement Fund	Class S
Voya U.S. Stock Index
Portfolio	0.26%	0.25%	N/A	0.01%	0.52%	-0.01%	0.51%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY Columbia Contrarian Core Portfolio		Voya U.S. Stock Index Portfolio

Total Net Expenses:	0.96% - Class S	Total Net Expenses:	0.51% - Class S

Management Fee:	0.90%	Management Fee:	0.26%

Management Fee Breakpoints		Management Fee Breakpoints
0.900%	First $500M	0.260% On all assets
0.850%	Next $500M
0.800%	Thereafter
0.900%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund
VY Columbia Contrarian Core Portfolio

Replacement Fund
Voya U.S. Stock Index Portfolio

Investment Objective – Investment Objective –

The Portfolio seeks total return consisting of The Portfolio seeks total return. long-term capital appreciation and current income.

Principal Investment Strategies – Principal Investment Strategies –

Under normal market conditions, the Portfolio Under normal market conditions, the Portfolio invests at least 80% of its net assets in common invests at least 80% of its net assets (plus stocks. In addition, under normal market borrowings for investment purposes) in equity conditions, the Portfolio invests at least 80% of securities of companies included in the S&P

its net assets in equity securities of U.S.					500® Index (“Index”) or equity securities of
companies that have large market capitalizations					companies that are representative of the Index
(generally over $2 billion) that the sub-adviser					(including derivatives). The Portfolio will
(“Sub-Adviser”) believes are undervalued				and	provide shareholders with at least 60 days’ prior
have the potential for long-term growth				and	notice of any change in this investment policy.
current income.
The Portfolio invests principally in common
The Portfolio may also invest up to 20% of its					stock and employs a “passive management”
net assets in foreign securities. The Portfolio					approach designed to track the performance of
may invest	directly	in foreign	securities	or	the Index, which is comprised of stocks of large
indirectly through		depositary	receipts.	The	U.S. companies. The Portfolio usually attempts
Portfolio may from time to time emphasize one					to replicate the performance of the Index by
or more sectors in selecting its investments,					investing all, or substantially all, of its assets in
including the financial services sector and the					stocks that make up the Index. The replication
information technology and technology-related					method implies that the Portfolio holds each
sector.					security found in its target index in
					approximately	the	same proportion as
The Portfolio may invest in derivatives such as					represented in the Index itself.
futures, forward foreign currency exchange
contracts, options and swap contracts, including					Under certain circumstances, the Portfolio may
credit default swaps. The Portfolio may use					not hold all of the same securities as the Index.
derivative instruments for both hedging and non-					The Portfolio may also invest in stock index
hedging purposes, including, for example, to					futures and other derivatives as a substitute for
produce incremental earnings, to hedge existing					the sale or purchase of securities in the Index
positions, to provide a substitute for a position in					and to provide equity exposure to the Portfolio’s
an underlying asset, to increase or reduce market					cash position.
or credit exposure, or to increase flexibility.
In the event that the Portfolio’s market value is
The Portfolio may invest in other investment					$50 million or less, in order to replicate
companies, including exchange-traded funds, to					investment in stocks listed on the Index, the sub-
the extent permitted under the Investment					adviser (“Sub-Adviser”) may invest the entire
Company Act of 1940, as amended, and the					amount of the Portfolio’s assets in index futures,
rules, regulations,		and exemptive orders			in exchange-traded funds (“ETFs”), or in a
thereunder (“1940 Act”).					combination of index futures and ETFs, subject
to any limitation on the Portfolio’s investments
The Sub-Adviser combines fundamental and					in such securities.
quantitative analysis with risk management in
identifying	investment opportunities			and	The Portfolio may invest in other investment
constructing	the Portfolio’s		portfolio.	In	companies, including ETFs, to the extent
selecting	investments, the		Sub-Adviser		permitted under the Investment Company Act of
considers, among other factors:					1940, as amended, and the rules, regulations, and

  Various measures of valuation, including exemptive orders thereunder (“1940 Act”). price-to-cash flow, price-to-earnings, price-

to-sales, price-to-book value and discounted The Sub-Adviser may sell securities for a variety cash flow. The Sub-Adviser believes that of reasons, such as to secure gains, limit losses, companies with lower valuations are or redeploy assets into opportunities believed to

	generally more	likely to	provide	be more promising, among others.
opportunities for capital appreciation;
·	Potential indicators	of stock	price	The Portfolio may lend portfolio securities on a
	appreciation, such as	anticipated	earnings	short-term or long-term basis, up to 33S% of its
	growth, company restructuring, changes in			total assets.
management, business model changes, new
	product	opportunities, or anticipated
improvements in macroeconomic factors;

  The financial condition and management of a company, including its competitive position, the quality of its balance sheet and earnings, its future prospects, and the potential for growth and stock price appreciation; and/or

  Overall economic and market conditions.

The Sub-Adviser may sell a security when the
security’s price reaches a target set by the Sub-
Adviser; if the Sub-Adviser believes that there is
deterioration in the issuer’s financial
circumstances or fundamental prospects; if other
investments are more attractive; or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks – Principal Risks –

You could lose money on an investment in the You could lose money on an investment in the Portfolio. Any of the following risks, among Portfolio. Any of the following risks, among others, could affect Portfolio performance or others, could affect Portfolio performance or cause the Portfolio to lose money or to cause the Portfolio to lose money or to underperform market averages of other funds. underperform market averages of other funds.

Company: The price of a company’s stock Company: The price of a company’s stock could decline or underperform for many reasons could decline or underperform for many reasons including, among others, poor management, including, among others, poor management, financial problems, reduced demand for financial problems, reduced demand for company goods or services, regulatory fines and company goods or services, regulatory fines and judgments, or business challenges. If a company judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its declares bankruptcy or becomes insolvent, its stock could become worthless. stock could become worthless.

Derivative Instruments: Derivative instruments Derivative Instruments: Derivative instruments are subject to a number of risks, including the are subject to a number of risks, including the risk of changes in the market price of the risk of changes in the market price of the underlying securities, credit risk with respect to underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility market interest rates and liquidity and volatility risk. The amounts required to purchase certain risk. The amounts required to purchase certain derivatives may be small relative to the derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives Therefore, the purchase of certain derivatives may have an economic leveraging effect on the may have an economic leveraging effect on the Portfolio and exaggerate any increase or Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not perform as expected, so the Portfolio may not realize the intended benefits. When used for not realize the intended benefits. When used for hedging purposes, the change in value of a hedging purposes, the change in value of a derivative may not correlate as expected with the derivative may not correlate as expected with the currency, security or other risk being hedged. currency, security or other risk being hedged. When used as an alternative or substitute for When used as an alternative or substitute for direct cash investments, the return provided by direct cash investments, the return provided by the derivative may not provide the same return the derivative may not provide the same return as direct cash investment. In addition, given their as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to complexity, derivatives expose the Portfolio to the risk of improper valuation. the risk of improper valuation.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established secondary market may make it more difficult to secondary market may make it more difficult to value illiquid securities, exposing the Portfolio value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid to the risk that the price at which it sells illiquid securities will be less than the price at which securities will be less than the price at which they were valued when held by the Portfolio. they were valued when held by the Portfolio. The prices of illiquid securities may be more The prices of illiquid securities may be more volatile than more liquid investments. The risks volatile than more liquid investments. The risks associated with illiquid securities may be greater associated with illiquid securities may be greater in times of financial stress. The Portfolio could in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time lose money if it cannot sell a security at the time and price that would be most beneficial to the and price that would be most beneficial to the Portfolio. Portfolio.

Market: Stock prices may be volatile or have Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived reduced liquidity in response to real or perceived impacts of factors including, but not limited to, impacts of factors including, but not limited to, economic conditions, changes in market interest economic conditions, changes in market interest rates, and political events. Stock markets tend to rates, and political events. Stock markets tend to be cyclical, with periods when stock prices be cyclical, with periods when stock prices generally rise and periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market generally decline. Any given stock market segment may remain out of favor with investors segment may remain out of favor with investors for a short or long period of time, and stocks as for a short or long period of time, and stocks as an asset class may underperform bonds or other an asset class may underperform bonds or other

asset classes during some periods. Additionally,		asset classes during some periods. Additionally,
legislative, regulatory or tax policies or		legislative, regulatory or tax policies or
developments in these areas may adversely		developments in these areas may adversely
impact the investment techniques available to a		impact the investment techniques available to a
manager, add to costs and impair the ability of		manager, add to costs and impair the ability of
the Portfolio to achieve its investment		the Portfolio to achieve its investment
objectives.		objectives.

Market Capitalization: Stocks fall into three		Market Capitalization: Stocks fall into three
broad market capitalization categories - large,		broad market capitalization categories - large,
mid, and small. Investing primarily in one		mid, and small. Investing primarily in one
category carries the risk that, due to current		category carries the risk that, due to current
market conditions, that category may be out of		market conditions, that category may be out of
favor with investors. If valuations of large-		favor with investors. If valuations of large-
capitalization companies appear to be greatly out		capitalization companies appear to be greatly out
of proportion to the valuations of mid- or small-		of proportion to the valuations of mid- or small-
capitalization companies, investors may migrate		capitalization companies, investors may migrate
to the stocks of mid- and small-sized companies		to the stocks of mid- and small-sized companies
causing a fund that invests in these companies to		causing a fund that invests in these companies to
increase in value more rapidly than a fund that		increase in value more rapidly than a fund that
invests in larger companies. Investing in mid and		invests in larger companies. Investing in mid and
small-capitalization companies may be subject to		small-capitalization companies may be subject to
special risks associated with narrower product		special risks associated with narrower product
lines, more limited financial resources, smaller		lines, more limited financial resources, smaller
management groups, more limited publicly		management groups, more limited publicly
available information, and a more limited trading		available information, and a more limited trading
market for their stocks as compared with larger		market for their stocks as compared with larger
companies. As a result, stocks of mid- and small-		companies. As a result, stocks of mid- and small-
capitalization companies may be more volatile		capitalization companies may be more volatile
and may decline significantly in market		and may decline significantly in market
downturns.		downturns.

Other Investment Companies: The main risk		Other Investment Companies: The main risk
of investing in other investment companies,		of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the		including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an		risk that the value of the securities underlying an
investment company might decrease. Shares of		investment company might decrease. Shares of
investment companies that are listed on an		investment companies that are listed on an
exchange may trade at a discount or premium		exchange may trade at a discount or premium
from their net asset value. You will pay a		from their net asset value. You will pay a
proportionate share of the expenses of those		proportionate share of the expenses of those
other investment companies	(including	other investment companies	(including
management fees, administration fees, and		management fees, administration fees, and
custodial fees) in addition to the expenses of the		custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other		Portfolio. The investment policies of the other
investment companies may not be the same as		investment companies may not be the same as
those of the Portfolio; as a result, an investment		those of the Portfolio; as a result, an investment
in the other investment companies may be		in the other investment companies may be

subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Credit Default Swaps: The Portfolio may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a swap pays a fee to buy protection against the risk that a security will default. If no default occurs, the Portfolio will have paid the fee, but typically will recover nothing under the swap. A seller of a swap receives payment(s) in return for an obligation to pay the counterparty the full notional value of a security in the event of a default of the security issuer. As a seller of a swap, the Portfolio would effectively add leverage to its portfolio because, in addition to its total net assets, the Portfolio would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks and the risk that the swap may not correlate as expected. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that they will achieve that result, and in the meantime, central clearing and related requirements expose the Portfolio to new kinds of costs and risks. In addition, credit default swaps expose the Portfolio to the risk of improper valuation.

subject to additional or different risks than those to which the Portfolio is typically subject.

Securities Lending: Securities lending involves two primary risks: “investment risk” and “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Portfolio will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The use of leverage may increase expenses and increase the impact of the Portfolio’s other risks.

Index Strategy: The index selected may underperform the overall market. To the extent the Portfolio seeks to track the index’s performance, the Portfolio will not use defensive strategies or attempt to reduce its exposure to poor performing securities in the index. To the extent the Portfolio’s investments track its target index, such Portfolio may underperform other funds that invest more broadly. The correlation between the Portfolio’s performance and index performance may be affected by the Portfolio’s expenses and the timing of purchases and redemptions of the Portfolio’s shares. In addition, the Portfolio’s actual holdings might not match the index and the Portfolio’s effective exposure to index securities at any given time may not precisely correlate.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Currency: To the extent that the Portfolio invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Portfolio through foreign currency exchange transactions.

Focused Investing: To the extent that the Portfolio invests a substantial portion of its assets in securities related to a particular industry, sector, market segment, or geographic area, its investments will be sensitive to developments in that industry, sector, market segment, or geographic area. The Portfolio is subject to the risk that changing economic conditions; changing political or regulatory conditions; or natural and other disasters affecting the particular industry, sector, market segment, or geographic area in which the Portfolio focuses its investments could have a significant impact on its investment performance and could ultimately cause the Portfolio to underperform, or its net asset value to be more volatile than, other funds that invest more broadly.

Foreign Investments: Investing in foreign (non-U.S.) securities may result in the Portfolio experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due to: smaller markets; differing reporting, accounting, and auditing standards; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; or political changes or diplomatic developments, which may include the imposition of economic sanctions or other measures by the United States or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.

Growth Investing: Prices of growth stocks are more sensitive to investor perceptions of the issuing company’s growth potential and may fall quickly and significantly if investors suspect that actual growth may be less than expected. There is a risk that funds that invest in growth-oriented stocks may underperform other funds that invest more broadly. Growth stocks tend to be more volatile than value stocks, and may underperform the market as a whole over any given time period.

Investment Model: A manager’s proprietary model may not adequately allow for existing or unforeseen market factors or the interplay between such factors. Portfolios that are actively managed, in whole or in part, according to a quantitative investment model can perform differently from the market as a whole based on the investment model and the factors used in the analysis, the weight placed on each factor, and changes from the factors’ historical trends. Issues in the construction and implementation of the investment models (including, for example, data problems and/or software issues) may create errors or limitations that might go undetected or are discovered only after the errors or limitations have negatively impacted performance. There is no guarantee that the use of these investment models will result in effective investment decisions for the Portfolio.

Value Investing: Securities that appear to be undervalued may never appreciate to the extent expected. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in market interest rates, corporate earnings and industrial production. The manager may be wrong in its assessment of a company’s value and the securities the Portfolio holds may not reach their full values. A particular risk of the Portfolio’s value approach is that some holdings may not recover and provide the capital growth anticipated or a security judged to be undervalued may actually be appropriately priced. The market may not favor value-oriented securities and may not favor equities at all. During those periods, the Portfolio’s relative performance may suffer. There is a risk that funds that invest in value-oriented stocks may underperform other funds that invest more broadly.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks, and risks, fundamentally each is primarily a large-cap equity portfolio that has exhibited a high correlation to the other from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Blend style box. The Applicants note that the Existing Fund has been managed by Columbia under the current strategy since May 1, 2013 but that the Columbia Contrarian Core Fund (which is advised by Columbia in the same strategy as the Existing Fund) and the Replacement Fund have resided within the Morningstar Large Blend fund category, without exception, for at least the past 10 years. As of September 30, 2017, 71 of the Existing Fund’s 76 stock holdings were constituents of the Replacement Fund. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with substantially similar benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

     Both the Existing Fund’s and Replacement Fund’s investment objective is to seek total return. Under normal market conditions, the Existing Fund invests at least 80% of its net assets in equity securities of U.S. companies with large (generally over $2 billion) market capitalizations that the investment team believes are undervalued and have the potential for long-term growth and current income. The managers of the Existing Fund combine fundamental and quantitative analysis with risk management in identifying investment opportunities and constructing a portfolio. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies included in the S&P 500 Index (the “Index”). The Index is an unmanaged index that measures the performance of the large-cap segment of the U.S. equity universe. The Index includes 500 leading companies and captures approximately 80% coverage of available market capitalization. The manager(s) of the Replacement Fund use a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

     With respect to the Existing Fund’s and Replacement Fund’s investment objective, each seeks total return. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

     Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap companies. Although the Replacement Fund seeks to replicate the Index, as noted above, the Index it replicates consists of equity securities of large capitalization U.S. companies.

     The Existing Fund’s prospectus benchmark is the Russell 1000 Index, an unmanaged stock market index that represents the 1,000 largest publicly-held companies incorporated in America as measured by total market capitalization, and represents approximately 90% of the total market capitalization of all listed U.S. stocks. The Replacement Fund’s prospectus benchmark is the S&P 500 Index. While the Existing Fund and the Replacing Fund are benchmarked to different indices, holdings overlap between the two indices is typically around 90%, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated. The effective start date of the Existing Fund’s current investment team and process is May 1, 2013. As shown in the performance table below, during the one-year and ten-year periods, the Replacement Fund has exhibited better performance than the Existing Fund at a meaningfully lower expense ratio.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are large cap core equity portfolios that have exhibited a high correlation of total returns and equivalent volatility such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

Replacement Fund	Class S
Voya U.S. Stock Index						4/30/2007
Portfolio	0.51%	18.01%	10.23%	13.66%	6.91%	6.98%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.
(3)	Performance prior to May 1, 2013 is attributable to Davis Selected Advisers, the then subadviser to the Existing Fund.

     The Replacement Fund has outperformed the Existing Fund over the one-year and ten-year periods, slightly underperformed the Existing Fund over the three-year period and underperformed over the 5-year period. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. The estimated net assets of the Voya U.S. Stock Index Portfolio – Class S immediately following the proposed substitution will be approximately $343,218,885. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($75,989,312 for Class S) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($267,229,573 for Class S).

     3. Voya Russell Large Cap Value Index Portfolio for the VY Invesco Comstock Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY Invesco Comstock
Portfolio	0.70%	0.25%	N/A	0.05%	1.00%	-0.02%	0.98%
	Class I

	0.70%	0.00%	N/A	0.05%	0.75%	-0.02%	0.73%
Replacement Fund	Class S
Voya Russell Large Cap
Value Index Portfolio	0.46%	0.25%	N/A	0.03%	0.74%	-0.10%	0.64%
	Class I

	0.46%	0.00%	N/A	0.03%	0.49%	-0.10%	0.39%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY Invesco Comstock Portfolio		Voya Russell Large Cap Value Index
Portfolio

Total Net Expenses:	0.98% - Class S	Total Net Expenses:	0.64% - Class S
	0.73% - Class I		0.39% - Class I

Management Fee:	0.70%	Management Fee:	0.46%

Management Fee Breakpoints	Management Fee Breakpoints
0.700% On all assets	0.500%	On first $250 million of assets
	0.400%	On next $250 million of assets
	0.350%	On assets thereafter
	0.4259%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund VY Invesco Comstock Portfolio	Replacement Fund Voya Russell Large Cap Value Index Portfolio

Investment Objective – The Portfolio seeks capital growth and income.

Investment Objective –

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”).

Principal Investment Strategies –		Principal Investment Strategies –
Under normal market conditions, the Portfolio		Under normal market conditions, the Portfolio
primarily invests in equity securities, including		invests at least 80% of its net assets (plus
common stocks, preferred stocks, and securities		borrowings for investment purposes) in equity
convertible into common and preferred stocks.		securities of companies, which are at the time of
Additionally, the Portfolio may invest up to 15%		purchase,	included	in the Index;	convertible
of its assets in real estate investment trusts. The		securities	that are	convertible into stocks
Portfolio emphasizes a value style of investing,		included in the Index; other derivatives whose
seeking well-established,	undervalued	economic returns are, by design, closely
companies that the sub-adviser (“Sub-Adviser”)		equivalent to the returns of the Index or its
believes offer the potential for capital growth		components; and exchange-traded funds that
and income.		track the index. The Portfolio will provide
shareholders with at least 60 days’ prior notice
The Portfolio may invest up to 25% of its assets		of any change in this investment policy. Under
in securities of foreign issuers. The Portfolio		normal market conditions, the Portfolio invests
may also invest in American Depositary		all or substantially all of its assets in these
Receipts without limitation and may purchase		securities.
and sell certain derivative instruments, such as
options, forward foreign currency exchange		The Portfolio may invest in other investment
contracts, futures, and options on futures, for		companies to the extent permitted under the
various portfolio	management purposes	Investment Company Act of 1940, as amended,
including to seek to hedge against currency risk.		and the rules, regulations, and exemptive orders
The Portfolio generally holds up to 10% of its		thereunder (“1940 Act”).
assets in high-quality short-term debt securities
and investment-grade corporate debt securities in		The Portfolio currently invests principally in
order to provide liquidity.		common stocks and employs a “passive
management” approach designed to track the
The Portfolio may invest in other investment		performance of the Index.
companies, including exchange-traded funds, to
the extent permitted under the Investment		The Index is an unmanaged index that measures
Company Act of 1940, as amended, and the		the performance of the especially			large cap
rules, regulations, and exemptive orders		segment	of the	U.S. equities	universe
thereunder (“1940 Act”).		represented by stocks in the largest 200 by

market cap that exhibit value characteristics. The
The Sub-Adviser seeks to identify companies	Index includes those Russell Top 200® Index
that are undervalued and have identifiable	companies that exhibit value characteristics,
factors that might lead to improved valuations.	including lower price-to-book ratios and lower
The Portfolio’s style of investment presents a	forecasted	growth	values. The market
risk that the valuations never improve or that the	capitalization of companies within the Index will
returns on value equity securities are less than	change with market conditions. The market
returns on other styles of investing or the overall	capitalization of companies in the Index as of
stock market. The Portfolio may invest in	December 31, 2016 ranged from $3.1 billion to
companies of any market capitalization. The	$617.6 billion. As of February 28, 2017, a
securities of medium- or small-sized companies	portion of the Index was concentrated in the
may be subject to more abrupt or erratic market		financials sector.
movements than securities of larger companies
or the market averages in general. In addition,	The Portfolio may not always hold all of the
such companies typically are subject to a greater	same securities as the Index. The Portfolio may
degree of change in earnings and business	also invest in stock index futures as a substitute
prospects than larger companies. Thus, to the	for the sale or purchase of securities in the Index
extent the Sub-Adviser invests in medium- and	and to provide equity exposure to the Portfolio’s
small-sized companies, the Portfolio may be	cash position. Although the Portfolio attempts to
subject to greater risk than that assumed through	track, as closely as possible, the performance of
investment in securities of larger companies.	the Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio securities are typically sold when the	Portfolio has operating expenses and transaction
Sub-Adviser’s assessment of the capital growth	costs and therefore			has a performance
and income potential for such securities	disadvantage versus the Index.
materially changes.
The sub-adviser (“Sub-Adviser”) may sell a
The Portfolio may lend portfolio securities on a	security	when	the	security’s	percentage
short-term or long-term basis, up to 33S% of its	weighting	in the	Index	is reduced,	when the
total assets.	security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks –		Principal Risks –
You could lose money on an investment in the	You could lose money on an investment in the
Portfolio. Any of the following risks, among	Portfolio. Any of the following risks, among
others, could affect Portfolio performance or	others, could affect Portfolio performance or
cause the Portfolio to lose money or to	cause the Portfolio to lose money or to
underperform market averages of other funds.	underperform market averages of other funds.

Company: The price of a company’s stock	Company: The price of a company’s stock
could decline or underperform for many reasons	could decline or underperform for many reasons
including, among others, poor management,	including, among others, poor management,
financial problems, reduced demand for	financial		problems, reduced demand for
company goods or services, regulatory fines and	company goods or services, regulatory fines and

judgments, or business challenges. If a company judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its declares bankruptcy or becomes insolvent, its stock could become worthless. stock could become worthless.

Convertible Securities: Convertible securities Convertible Securities: Convertible securities are securities that are convertible into or are securities that are convertible into or exercisable for common stocks at a stated price exercisable for common stocks at a stated price or rate. Convertible securities are subject to the or rate. Convertible securities are subject to the usual risks associated with debt instruments, usual risks associated with debt instruments, such as interest rate and credit risk. In addition, such as interest rate and credit risk. In addition, because convertible securities react to changes in because convertible securities react to changes in the value of the stocks into which they convert, the value of the stocks into which they convert, they are subject to market risk. they are subject to market risk.

Credit: The price of a bond or other debt Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether perceived financial health deteriorates, whether because of broad economic or issuer-specific because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to in paying interest or principal, or could fail to pay its financial obligations altogether. pay its financial obligations altogether.

Derivative Instruments: Derivative instruments Derivative Instruments: Derivative instruments are subject to a number of risks, including the are subject to a number of risks, including the risk of changes in the market price of the risk of changes in the market price of the underlying securities, credit risk with respect to underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility market interest rates and liquidity and volatility risk. The amounts required to purchase certain risk. The amounts required to purchase certain derivatives may be small relative to the derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives Therefore, the purchase of certain derivatives may have an economic leveraging effect on the may have an economic leveraging effect on the Portfolio and exaggerate any increase or Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not perform as expected, so the Portfolio may not realize the intended benefits. When used for not realize the intended benefits. When used for hedging purposes, the change in value of a hedging purposes, the change in value of a derivative may not correlate as expected with the derivative may not correlate as expected with the currency, security or other risk being hedged. currency, security or other risk being hedged. When used as an alternative or substitute for When used as an alternative or substitute for direct cash investments, the return provided by direct cash investments, the return provided by the derivative may not provide the same return the derivative may not provide the same return as direct cash investment. In addition, given their as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to complexity, derivatives expose the Portfolio to the risk of improper valuation. the risk of improper valuation.

Interest Rate: With bonds and other fixed rate Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates debt instruments, a rise in market interest rates generally causes values to fall; conversely, generally causes values to fall; conversely, values generally rise as market interest rates fall. values generally rise as market interest rates fall. The higher the credit quality of the instrument, The higher the credit quality of the instrument, and the longer its maturity or duration, the more and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate the case of inverse securities, the interest rate paid by the securities is a floating rate, which paid by the securities is a floating rate, which generally will decrease when the market rate of generally will decrease when the market rate of interest to which the inverse security is indexed interest to which the inverse security is indexed increases and will increase when the market rate increases and will increase when the market rate of interest to which the inverse security is of interest to which the inverse security is indexed decreases. As of the date of this indexed decreases. As of the date of this Prospectus, market interest rates in the United Prospectus, market interest rates in the United States are at or near historic lows, which may States are at or near historic lows, which may increase the Portfolio’s exposure to risks increase the Portfolio’s exposure to risks associated with rising market interest rates. associated with rising market interest rates.

Rising market interest rates could have Rising market interest rates could have unpredictable effects on the markets and may unpredictable effects on the markets and may expose fixed-income and related markets to expose fixed-income and related markets to heightened volatility. For funds that invest in heightened volatility. For funds that invest in fixed-income securities, an increase in market fixed-income securities, an increase in market interest rates may lead to increased redemptions interest rates may lead to increased redemptions and increased portfolio turnover, which could and increased portfolio turnover, which could reduce liquidity for certain investments, reduce liquidity for certain investments, adversely affect values, and increase costs. adversely affect values, and increase costs. Increased redemptions may cause the Portfolio Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is If dealer capacity in fixed-income markets is insufficient for market conditions, it may further insufficient for market conditions, it may further inhibit liquidity and increase volatility in the inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and fixed-income markets. Further, recent and potential future changes in government policy potential future changes in government policy may affect interest rates. may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established secondary market may make it more difficult to secondary market may make it more difficult to value illiquid securities, exposing the Portfolio value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid to the risk that the price at which it sells illiquid securities will be less than the price at which securities will be less than the price at which they were valued when held by the Portfolio. they were valued when held by the Portfolio. The prices of illiquid securities may be more The prices of illiquid securities may be more volatile than more liquid investments. The risks volatile than more liquid investments. The risks associated with illiquid securities may be greater associated with illiquid securities may be greater in times of financial stress. The Portfolio could in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time lose money if it cannot sell a security at the time and price that would be most beneficial to the and price that would be most beneficial to the Portfolio. Portfolio.

Market: Stock prices may be volatile or have Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived reduced liquidity in response to real or perceived impacts of factors including, but not limited to, impacts of factors including, but not limited to, economic conditions, changes in market interest economic conditions, changes in market interest rates, and political events. Stock markets tend to rates, and political events. Stock markets tend to be cyclical, with periods when stock prices be cyclical, with periods when stock prices generally rise and periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market generally decline. Any given stock market segment may remain out of favor with investors segment may remain out of favor with investors for a short or long period of time, and stocks as for a short or long period of time, and stocks as an asset class may underperform bonds or other an asset class may underperform bonds or other asset classes during some periods. Additionally, asset classes during some periods. Additionally, legislative, regulatory or tax policies or legislative, regulatory or tax policies or developments in these areas may adversely developments in these areas may adversely impact the investment techniques available to a impact the investment techniques available to a manager, add to costs and impair the ability of manager, add to costs and impair the ability of the Portfolio to achieve its investment the Portfolio to achieve its investment objectives. objectives.

Market Capitalization: Stocks fall into three Market Capitalization: Stocks fall into three broad market capitalization categories - large, broad market capitalization categories - large, mid, and small. Investing primarily in one mid, and small. Investing primarily in one category carries the risk that, due to current category carries the risk that, due to current market conditions, that category may be out of market conditions, that category may be out of favor with investors. If valuations of large- favor with investors. If valuations of large-capitalization companies appear to be greatly out capitalization companies appear to be greatly out of proportion to the valuations of mid- or small- of proportion to the valuations of mid- or small-capitalization companies, investors may migrate capitalization companies, investors may migrate to the stocks of mid- and small-sized companies to the stocks of mid- and small-sized companies causing a fund that invests in these companies to causing a fund that invests in these companies to increase in value more rapidly than a fund that increase in value more rapidly than a fund that invests in larger companies. Investing in mid and invests in larger companies. Investing in mid and small-capitalization companies may be subject to small-capitalization companies may be subject to special risks associated with narrower product special risks associated with narrower product lines, more limited financial resources, smaller lines, more limited financial resources, smaller management groups, more limited publicly management groups, more limited publicly available information, and a more limited trading available information, and a more limited trading market for their stocks as compared with larger market for their stocks as compared with larger companies. As a result, stocks of mid- and small- companies. As a result, stocks of mid- and small-capitalization companies may be more volatile capitalization companies may be more volatile and may decline significantly in market and may decline significantly in market downturns. downturns.

Other Investment Companies: The main risk				Other Investment Companies: The main risk
of investing in other investment companies,				of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the				including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an				risk that the value of the securities underlying an
investment company might decrease. Shares of				investment company might decrease. Shares of
investment companies that are listed on an				investment companies that are listed on an
exchange may trade at a discount or premium				exchange may trade at a discount or premium
from their net asset value. You will pay a				from their net asset value. You will pay a
proportionate share of the expenses of those				proportionate share of the expenses of those
other	investment	companies	(including	other	investment	companies	(including
management fees, administration fees, and				management fees, administration fees, and
custodial fees) in addition to the expenses of the				custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other				Portfolio. The investment policies of the other
investment companies may not be the same as				investment companies may not be the same as
those of the Portfolio; as a result, an investment				those of the Portfolio; as a result, an investment
in the other investment companies may be				in the other investment companies may be
subject to additional or different risks than those				subject to additional or different risks than those
to which the Portfolio is typically subject.				to which the Portfolio is typically subject.

Securities Lending: Securities lending involves				Securities Lending: Securities lending involves
two primary risks: “investment risk” and				two primary risks: “investment risk” and
“borrower default risk.” When lending				“borrower default risk.” When lending
securities, the Portfolio will receive cash or U.S.				securities, the Portfolio will receive cash or U.S.
government securities as collateral. Investment				government securities as collateral. Investment
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
from the investment of the cash collateral				from the investment of the cash collateral
received from the borrower. Borrower default				received from the borrower. Borrower default
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
due to the failure of a borrower to return a				due to the failure of a borrower to return a
borrowed security. Securities lending may result				borrowed security. Securities lending may result
in leverage. The use of leverage may exaggerate				in leverage. The use of leverage may exaggerate
any increase or decrease in the net asset value,				any increase or decrease in the net asset value,
causing the Portfolio to be more volatile. The				causing the Portfolio to be more volatile. The
use of leverage may increase expenses and				use of leverage may increase expenses and
increase the impact of the Portfolio’s other risks.				increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be Value Investing: Securities that appear to be undervalued may never appreciate to the extent undervalued may never appreciate to the extent expected. Further, because the prices of value- expected. Further, because the prices of value-oriented securities tend to correlate more closely oriented securities tend to correlate more closely with economic cycles than growth-oriented with economic cycles than growth-oriented securities, they generally are more sensitive to securities, they generally are more sensitive to changing economic conditions, such as changes changing economic conditions, such as changes in market interest rates, corporate earnings and in market interest rates, corporate earnings and industrial production. The manager may be industrial production. The manager may be wrong in its assessment of a company’s value wrong in its assessment of a company’s value and the securities the Portfolio holds may not and the securities the Portfolio holds may not

reach their full values. A particular risk of the	reach their full values. A particular risk of the
Portfolio’s value approach is that some holdings	Portfolio’s value approach is that some holdings
may not recover and provide the capital growth	may not recover and provide the capital growth
anticipated or a security judged to be	anticipated or a security judged to be
undervalued may actually be appropriately	undervalued may actually be appropriately
priced. The market may not favor value-oriented	priced. The market may not favor value-oriented
securities and may not favor equities at all.	securities and may not favor equities at all.
During those periods, the Portfolio’s relative	During those periods, the Portfolio’s relative
performance may suffer. There is a risk that	performance may suffer. There is a risk that
funds that invest in value-oriented stocks may	funds that invest in value-oriented stocks may
underperform other funds that invest more	underperform other funds that invest more
broadly.	broadly.

Currency: To the extent that the Portfolio	Concentration (Index): To the extent that the
invests directly or indirectly in foreign (non-	Portfolio’s index “concentrates,” as that term is
U.S.) currencies or in securities denominated in,	defined in the 1940 Act, its assets in the
or that trade in, foreign (non-U.S.) currencies, it	securities of a particular industry or group of
is subject to the risk that those foreign (non-	industries, the Portfolio will allocate its
U.S.) currencies will decline in value relative to	investments to approximately the same extent as
the U.S. dollar or, in the case of hedging	the index. As a result, the Portfolio may be
positions, that the U.S. dollar will decline in	subject to greater market fluctuation than a fund
value relative to the currency being hedged by	that is more broadly invested across industries.
the Portfolio through foreign currency exchange	Financial, economic, business, and other
transactions.	developments affecting issuers in a particular
industry or group of industries, will have a
Foreign Investments: Investing in foreign (non-	greater effect on the Portfolio, and if securities
U.S.) securities may result in the Portfolio	of a particular industry or group of industries as
experiencing more rapid and extreme changes in	a group fall out of favor, the Portfolio could
value than a fund that invests exclusively in	underperform, or be more volatile than, funds
securities of U.S. companies due to: smaller	that have greater industry diversification.
markets; differing reporting, accounting, and
auditing	standards;	nationalization,	Index Strategy: The index selected may
expropriation, or confiscatory taxation; foreign	underperform the overall market. To the extent
currency fluctuations, currency blockage, or	the Portfolio seeks to track the index’s
replacement; potential for default on sovereign	performance, the Portfolio will not use defensive
debt; or political changes or diplomatic	strategies or attempt to reduce its exposure to
developments, which may include the imposition	poor performing securities in the index. To the
of economic sanctions or other measures by the	extent the Portfolio’s investments track its target
United States or other governments	and	index, such Portfolio may underperform other
supranational organizations. Markets	and	funds that invest more broadly. The correlation
economies throughout the world are becoming	between the Portfolio’s performance and index
increasingly interconnected, and conditions or	performance may be affected by the Portfolio’s
events in one market, country or region may	expenses and the timing of purchases and
adversely impact investments or issuers in	redemptions of the Portfolio’s shares. In
another market, country or region.	addition, the Portfolio’s actual holdings might
not match the index and the Portfolio’s effective
Prepayment and Extension: Many types	of	exposure to index securities at any given time
debt instruments are subject to prepayment and	may not precisely correlate.

extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Portfolio to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Portfolio may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.

Real Estate Companies and Real Estate Investment Trusts (“REITs”): Investing in real estate companies and REITs may subject the Portfolio to risks similar to those associated with the direct ownership of real estate, including losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each currently reside within the Morningstar Large Value equity style box. Furthermore, they each have resided within the Morningstar Large Value fund category, without exception, for at least the past 8 years since the Replacement Fund’s inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

     The Existing Fund’s investment objective is capital growth and income, and the Replacement Fund’s investment objective is to seek investment results that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (the “Index”). Under normal circumstances, the Existing Fund invests primarily in equity securities of well-established U.S. companies, of any market capitalization, that the portfolio managers believe are undervalued but have identifiable factors that might lead to improved valuations. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. The manager(s) of the Replacement Fund use a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

     With respect to the Existing Fund’s and Replacement Fund’s primary investment objectives, each shares some combination of capital appreciation/growth and current/reasonable income language. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

     The Existing Fund’s prospectus benchmark is the Russell 1000 Value Index, an unmanaged stock market index that measures the performance of stocks within the Russell 1000 Index (1,000 largest publicly-held companies by market cap) that exhibit value characteristics; the Replacement Fund’s prospectus benchmark is the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. While the Existing Fund and the Replacement Fund are benchmarked to different indices, holdings overlap between the two indices – as measured by the sum of the minimum percentages of each fund’s common holding – was approximately 70% as of September 30, 2017, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated. As of September 30, 2017, 41 of the Existing Fund’s 76 stock holdings were constituents of the Replacement Fund.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are large-cap value equity portfolios that have tended to exhibit a moderately high level of holdings overlap and a high correlation of total returns, with slightly lower volatility exhibited by the Replacement Fund such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense					(Inception Date)
	Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	Since Inception(2)
Existing Fund	Class S
VY Invesco						5/1/2002
Comstock Portfolio	0.98%	20.71%	7.36%	12.89%	6.22%	7.15%
	Class I
						5/1/2002
	0.73%	20.94%	7.63%	13.17%	6.48%	7.41%
Replacement	Class S
Fund						5/1/2009
Voya Russell Large	0.64%	15.23%	7.64%	12.06%	N/A	13.43%
Cap Value Index	Class I
Portfolio						5/1/2009
	0.39%	15.56%	7.92%	12.35%	N/A	13.71%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.

     The Replacement Fund has outperformed the Existing Fund over the three-year period. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. Without taking into account the net assets associated with proposed substitution #4 involving the VY T. Rowe Price Equity Income Portfolio, the estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $518,115,807 and $102,968,527, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($328,178,434 for Class S and $102,412,072 for Class I) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($189,937,373 for Class S and $556,455 for Class I).

     4. Voya Russell Large Cap Value Index Portfolio for the VY T. Rowe Price Equity Income Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY T. Rowe Price
Equity Income Portfolio	0.64%	0.25%	N/A	0.00%	0.89%	0.00%	0.89%
	Class S2

	0.64%	0.40%	N/A	0.00%	1.04%	0.00%	1.04%
Replacement Fund	Class S
Voya Russell Large Cap
Value Index Portfolio	0.46%	0.25%	N/A	0.03%	0.74%	-0.10%	0.64%
	Class I

	0.46%	0.00%	N/A	0.03%	0.49%	-0.10%	0.39%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY T. Rowe Price Equity Income Portfolio		Voya Russell Large Cap Value Index
Portfolio

Total Net Expenses:	0.89% - Class S	Total Net Expenses:	0.64% - Class S
	1.04% - Class S2		0.39% - Class I

Management Fee:	0.64%	Management Fee:	0.46%

Management Fee Breakpoints		Management Fee Breakpoints
0.750%	First $750 million in combined	0.500%	First $250 million of assets
	assets	0.400%	Next $250 million of assets
0.700%	Next $1.25 billion of assets	0.350%	On assets thereafter
0.650%	Next $1.5 billion of assets	0.3979%	Blended
0.600%	On assets thereafter
0.7354%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

	Existing Fund				Replacement Fund
VY T. Rowe Price Equity Income Portfolio					Voya Russell Large Cap Value Index
Portfolio

Investment Objective –					Investment Objective –
The Portfolio seeks a high level of dividend					The Portfolio seeks investment results (before
income as well as long-term growth of capital					fees and expenses) that correspond to the total
primarily through investments in stocks.					return (which includes capital appreciation and
income) of the Russell Top 200® Value Index
(“Index”).

Principal Investment Strategies –					Principal Investment Strategies –
Under normal market conditions, the Portfolio					Under normal market conditions, the Portfolio
invests at least 80% of its net assets (plus					invests at least 80% of its net assets (plus
borrowings for investment purposes) in common					borrowings for investment purposes) in equity
stocks, with an emphasis on large-capitalization					securities of companies, which are at the time of
stocks that have a strong track record of paying					purchase, included	in the Index; convertible
dividends or that are believed to be undervalued.					securities that are	convertible into stocks
included in the Index; other derivatives whose
While most of the Portfolio’s assets will be					economic returns are, by design, closely
invested in U.S. common stocks, it may also					equivalent to the returns of the Index or its
invest in other securities, including convertible					components; and exchange-traded funds that
securities, warrants, preferred stocks, foreign					track the index. The Portfolio will provide
securities, debt instruments, including high-yield					shareholders with at least 60 days’ prior notice
debt securities commonly known as “junk					of any change in this investment policy. Under
bonds,” and futures and options in keeping with					normal market conditions, the Portfolio invests
its objectives. Futures and options contracts may					all or substantially all of its assets in these
be bought or sold for any number of reasons,					securities.
including to manage exposure to changes in
securities prices, foreign currencies, and credit					The Portfolio may invest in other investment
quality; as an efficient means of increasing or					companies to the extent permitted			under the
decreasing the Portfolio’s exposure to a specific					Investment Company Act of 1940, as amended,
part or broad segment of the U.S. market or a					and the rules, regulations, and exemptive orders
foreign market; in an effort to enhance income;					thereunder (“1940 Act”).
to protect the value of portfolio securities; and to
serve as a cash management tool. Investments					The Portfolio currently invests principally in
in a company may also be made through a					common stocks and employs a			“passive
privately negotiated note or loan, including loan					management” approach designed to			track the
participations and assignments. The Portfolio					performance of the Index.
generally	seeks	investments	in	large
capitalization companies and the			Portfolio’s		The Index is an unmanaged index that measures
yield, which reflects the level of dividends paid					the performance of the especially			large cap
by the Portfolio, is expected to normally exceed					segment of the	U.S.	equities	universe
the yield of the S&P 500® Index (“Index”). In					represented by stocks in		the largest 200 by

pursuing its investment objective, the sub- market cap that exhibit value characteristics. The

adviser (“Sub-Adviser”) has the discretion to	Index includes those Russell Top 200® Index
purchase some securities that do not meet its	companies that exhibit value characteristics,
normal investment criteria, as described above,	including lower price-to-book ratios and lower
when it perceives an unusual opportunity for	forecasted	growth	values.	The	market
gain. These special situations might arise when	capitalization of companies within the Index will
the Sub-Adviser believes a security could	change with market conditions. The market
increase in value for a variety of reasons	capitalization of companies in the Index as of
including a change in management, an	December 31, 2016 ranged from $3.1 billion to
extraordinary corporate event, a new product	$617.6 billion. As of February 28, 2017, a
introduction, or a favorable competitive	portion of the Index was concentrated in the
development. The Portfolio may also invest in		financials sector.
shares of affiliated and internally managed
money market funds of T. Rowe Price. The	The Portfolio may not always hold all of the
Portfolio may also invest in U.S. and foreign	same securities as the Index. The Portfolio may
dollar-denominated money market securities and	also invest in stock index futures as a substitute

U.S. dollar and non-U.S. dollar currencies.	for the sale or purchase of securities in the Index

     and to provide equity exposure to the Portfolio’s The Portfolio may also invest in other cash position. Although the Portfolio attempts to investment companies, including exchange- track, as closely as possible, the performance of traded funds, to the extent permitted under the the Index, the Portfolio does not always perform Investment Company Act of 1940, as amended, exactly like the Index. Unlike the Index, the and the rules, regulations, and exemptive orders Portfolio has operating expenses and transaction thereunder (“1940 Act”). costs and therefore has a performance disadvantage versus the Index.

The Sub-Adviser typically employs a “value” approach in selecting investments. The Sub- The sub-adviser (“Sub-Adviser”) may sell a Adviser’s in-house research team seeks security when the security’s percentage companies that appear to be undervalued by weighting in the Index is reduced, when the various measures and may be temporarily out of security is removed from the Index, or for other favor, but have good prospects for capital reasons. appreciation and dividend growth.

     The Portfolio may lend portfolio securities on a In selecting investments, the Sub-Adviser short-term or long-term basis, up to 33S% of its generally looks for companies, in the aggregate, total assets. with one or more of the following: an established operating history; above-average dividend yield relative to the Index; low price/earnings ratio relative to the Index; a sound balance sheet and other positive financial characteristics; and low stock price relative to a company’s underlying value as measured by assets, cash flow or business franchises.

The Sub-Adviser may sell securities for a variety
of reasons, such as to secure gains, limit losses,
or redeploy assets into opportunities believed to
be more promising, among others.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks – Principal Risks –

You could lose money on an investment in the You could lose money on an investment in the Portfolio. Any of the following risks, among Portfolio. Any of the following risks, among others, could affect Portfolio performance or others, could affect Portfolio performance or cause the Portfolio to lose money or to cause the Portfolio to lose money or to underperform market averages of other funds. underperform market averages of other funds.

Company: The price of a company’s stock Company: The price of a company’s stock could decline or underperform for many reasons could decline or underperform for many reasons including, among others, poor management, including, among others, poor management, financial problems, reduced demand for financial problems, reduced demand for company goods or services, regulatory fines and company goods or services, regulatory fines and judgments, or business challenges. If a company judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its declares bankruptcy or becomes insolvent, its stock could become worthless. stock could become worthless.

Convertible Securities: Convertible securities Convertible Securities: Convertible securities are securities that are convertible into or are securities that are convertible into or exercisable for common stocks at a stated price exercisable for common stocks at a stated price or rate. Convertible securities are subject to the or rate. Convertible securities are subject to the usual risks associated with debt instruments, usual risks associated with debt instruments, such as interest rate and credit risk. In addition, such as interest rate and credit risk. In addition, because convertible securities react to changes in because convertible securities react to changes in the value of the stocks into which they convert, the value of the stocks into which they convert, they are subject to market risk. they are subject to market risk.

Credit: The price of a bond or other debt Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether perceived financial health deteriorates, whether because of broad economic or issuer-specific because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to in paying interest or principal, or could fail to pay its financial obligations altogether. pay its financial obligations altogether.

Derivative Instruments: Derivative instruments Derivative Instruments: Derivative instruments are subject to a number of risks, including the are subject to a number of risks, including the risk of changes in the market price of the risk of changes in the market price of the underlying securities, credit risk with respect to underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility market interest rates and liquidity and volatility risk. The amounts required to purchase certain risk. The amounts required to purchase certain derivatives may be small relative to the derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives Therefore, the purchase of certain derivatives may have an economic leveraging effect on the may have an economic leveraging effect on the Portfolio and exaggerate any increase or Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not perform as expected, so the Portfolio may not realize the intended benefits. When used for not realize the intended benefits. When used for hedging purposes, the change in value of a hedging purposes, the change in value of a derivative may not correlate as expected with the derivative may not correlate as expected with the currency, security or other risk being hedged. currency, security or other risk being hedged. When used as an alternative or substitute for When used as an alternative or substitute for direct cash investments, the return provided by direct cash investments, the return provided by the derivative may not provide the same return the derivative may not provide the same return as direct cash investment. In addition, given their as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to complexity, derivatives expose the Portfolio to the risk of improper valuation. the risk of improper valuation.

Interest Rate: With bonds and other fixed rate Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates debt instruments, a rise in market interest rates generally causes values to fall; conversely, generally causes values to fall; conversely, values generally rise as market interest rates fall. values generally rise as market interest rates fall. The higher the credit quality of the instrument, The higher the credit quality of the instrument, and the longer its maturity or duration, the more and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate the case of inverse securities, the interest rate paid by the securities is a floating rate, which paid by the securities is a floating rate, which generally will decrease when the market rate of generally will decrease when the market rate of interest to which the inverse security is indexed interest to which the inverse security is indexed increases and will increase when the market rate increases and will increase when the market rate of interest to which the inverse security is of interest to which the inverse security is indexed decreases. As of the date of this indexed decreases. As of the date of this Prospectus, market interest rates in the United Prospectus, market interest rates in the United States are at or near historic lows, which may States are at or near historic lows, which may increase the Portfolio’s exposure to risks increase the Portfolio’s exposure to risks associated with rising market interest rates. associated with rising market interest rates. Rising market interest rates could have Rising market interest rates could have unpredictable effects on the markets and may unpredictable effects on the markets and may expose fixed-income and related markets to expose fixed-income and related markets to heightened volatility. For funds that invest in heightened volatility. For funds that invest in fixed-income securities, an increase in market fixed-income securities, an increase in market interest rates may lead to increased redemptions interest rates may lead to increased redemptions and increased portfolio turnover, which could and increased portfolio turnover, which could reduce liquidity for certain investments, reduce liquidity for certain investments, adversely affect values, and increase costs. adversely affect values, and increase costs. Increased redemptions may cause the Portfolio Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is If dealer capacity in fixed-income markets is insufficient for market conditions, it may further insufficient for market conditions, it may further inhibit liquidity and increase volatility in the inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and fixed-income markets. Further, recent and potential future changes in government policy potential future changes in government policy may affect interest rates. may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established secondary market may make it more difficult to secondary market may make it more difficult to value illiquid securities, exposing the Portfolio value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid to the risk that the price at which it sells illiquid securities will be less than the price at which securities will be less than the price at which they were valued when held by the Portfolio. they were valued when held by the Portfolio. The prices of illiquid securities may be more The prices of illiquid securities may be more volatile than more liquid investments. The risks volatile than more liquid investments. The risks associated with illiquid securities may be greater associated with illiquid securities may be greater in times of financial stress. The Portfolio could in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time lose money if it cannot sell a security at the time and price that would be most beneficial to the and price that would be most beneficial to the Portfolio. Portfolio.

Market: Stock prices may be volatile or have Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived reduced liquidity in response to real or perceived impacts of factors including, but not limited to, impacts of factors including, but not limited to, economic conditions, changes in market interest economic conditions, changes in market interest rates, and political events. Stock markets tend to rates, and political events. Stock markets tend to be cyclical, with periods when stock prices be cyclical, with periods when stock prices generally rise and periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market generally decline. Any given stock market segment may remain out of favor with investors segment may remain out of favor with investors for a short or long period of time, and stocks as for a short or long period of time, and stocks as an asset class may underperform bonds or other an asset class may underperform bonds or other asset classes during some periods. Additionally, asset classes during some periods. Additionally, legislative, regulatory or tax policies or legislative, regulatory or tax policies or developments in these areas may adversely developments in these areas may adversely impact the investment techniques available to a impact the investment techniques available to a manager, add to costs and impair the ability of manager, add to costs and impair the ability of the Portfolio to achieve its investment the Portfolio to achieve its investment objectives. objectives.

Market Capitalization: Stocks fall into three Market Capitalization: Stocks fall into three broad market capitalization categories - large, broad market capitalization categories - large, mid, and small. Investing primarily in one mid, and small. Investing primarily in one category carries the risk that, due to current category carries the risk that, due to current market conditions, that category may be out of market conditions, that category may be out of favor with investors. If valuations of large- favor with investors. If valuations of large-capitalization companies appear to be greatly out capitalization companies appear to be greatly out of proportion to the valuations of mid- or small- of proportion to the valuations of mid- or small-

capitalization companies, investors may migrate				capitalization companies, investors may migrate
to the stocks of mid- and small-sized companies				to the stocks of mid- and small-sized companies
causing a fund that invests in these companies to				causing a fund that invests in these companies to
increase in value more rapidly than a fund that				increase in value more rapidly than a fund that
invests in larger companies. Investing in mid and				invests in larger companies. Investing in mid and
small-capitalization companies may be subject to				small-capitalization companies may be subject to
special risks associated with narrower product				special risks associated with narrower product
lines, more limited financial resources, smaller				lines, more limited financial resources, smaller
management groups, more limited publicly				management groups, more limited publicly
available information, and a more limited trading				available information, and a more limited trading
market for their stocks as compared with larger				market for their stocks as compared with larger
companies. As a result, stocks of mid- and small-				companies. As a result, stocks of mid- and small-
capitalization companies may be more volatile				capitalization companies may be more volatile
and may decline significantly in market				and may decline significantly in market
downturns.				downturns.

Other Investment Companies: The main risk				Other Investment Companies: The main risk
of investing in other investment companies,				of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the				including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an				risk that the value of the securities underlying an
investment company might decrease. Shares of				investment company might decrease. Shares of
investment companies that are listed on an				investment companies that are listed on an
exchange may trade at a discount or premium				exchange may trade at a discount or premium
from their net asset value. You will pay a				from their net asset value. You will pay a
proportionate share of the expenses of those				proportionate share of the expenses of those
other	investment	companies	(including	other	investment	companies	(including
management fees, administration fees, and				management fees, administration fees, and
custodial fees) in addition to the expenses of the				custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other				Portfolio. The investment policies of the other
investment companies may not be the same as				investment companies may not be the same as
those of the Portfolio; as a result, an investment				those of the Portfolio; as a result, an investment
in the other investment companies may be				in the other investment companies may be
subject to additional or different risks than those				subject to additional or different risks than those
to which the Portfolio is typically subject.				to which the Portfolio is typically subject.

Securities Lending: Securities lending involves				Securities Lending: Securities lending involves
two primary risks: “investment risk” and				two primary risks: “investment risk” and
“borrower default risk.” When lending				“borrower default risk.” When lending
securities, the Portfolio will receive cash or U.S.				securities, the Portfolio will receive cash or U.S.
government securities as collateral. Investment				government securities as collateral. Investment
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
from the investment of the cash collateral				from the investment of the cash collateral
received from the borrower. Borrower default				received from the borrower. Borrower default
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
due to the failure of a borrower to return a				due to the failure of a borrower to return a
borrowed security. Securities lending may result				borrowed security. Securities lending may result
in leverage. The use of leverage may exaggerate				in leverage. The use of leverage may exaggerate
any increase or decrease in the net asset value,				any increase or decrease in the net asset value,

causing the Portfolio to be more volatile. The causing the Portfolio to be more volatile. The use of leverage may increase expenses and use of leverage may increase expenses and increase the impact of the Portfolio’s other risks. increase the impact of the Portfolio’s other risks.

Value Investing: Securities that appear to be Value Investing: Securities that appear to be undervalued may never appreciate to the extent undervalued may never appreciate to the extent expected. Further, because the prices of value- expected. Further, because the prices of value-oriented securities tend to correlate more closely oriented securities tend to correlate more closely with economic cycles than growth-oriented with economic cycles than growth-oriented securities, they generally are more sensitive to securities, they generally are more sensitive to changing economic conditions, such as changes changing economic conditions, such as changes in market interest rates, corporate earnings and in market interest rates, corporate earnings and industrial production. The manager may be industrial production. The manager may be wrong in its assessment of a company’s value wrong in its assessment of a company’s value and the securities the Portfolio holds may not and the securities the Portfolio holds may not reach their full values. A particular risk of the reach their full values. A particular risk of the Portfolio’s value approach is that some holdings Portfolio’s value approach is that some holdings may not recover and provide the capital growth may not recover and provide the capital growth anticipated or a security judged to be anticipated or a security judged to be undervalued may actually be appropriately undervalued may actually be appropriately priced. The market may not favor value-oriented priced. The market may not favor value-oriented securities and may not favor equities at all. securities and may not favor equities at all. During those periods, the Portfolio’s relative During those periods, the Portfolio’s relative performance may suffer. There is a risk that performance may suffer. There is a risk that funds that invest in value-oriented stocks may funds that invest in value-oriented stocks may underperform other funds that invest more underperform other funds that invest more broadly. broadly.

Currency: To the extent that the Portfolio Concentration (Index): To the extent that the invests directly or indirectly in foreign (non- Portfolio’s index “concentrates,” as that term is U.S.) currencies or in securities denominated in, defined in the 1940 Act, its assets in the or that trade in, foreign (non-U.S.) currencies, it securities of a particular industry or group of is subject to the risk that those foreign (non- industries, the Portfolio will allocate its U.S.) currencies will decline in value relative to investments to approximately the same extent as the U.S. dollar or, in the case of hedging the index. As a result, the Portfolio may be positions, that the U.S. dollar will decline in subject to greater market fluctuation than a fund value relative to the currency being hedged by that is more broadly invested across industries. the Portfolio through foreign currency exchange Financial, economic, business, and other transactions. developments affecting issuers in a particular industry or group of industries, will have a Bank Instruments: Bank instruments include greater effect on the Portfolio, and if securities certificates of deposit, fixed time deposits, of a particular industry or group of industries as bankers’ acceptances, and other debt and a group fall out of favor, the Portfolio could deposit-type obligations issued by banks. underperform, or be more volatile than, funds Changes in economic, regulatory or political that have greater industry diversification. conditions, or other events that affect the banking industry may have an adverse effect on Index Strategy: The index selected may bank instruments or banking institutions that underperform the overall market. To the extent

serve as counterparties in transactions with the			the Portfolio seeks to track the index’s
Portfolio.			performance, the Portfolio will not use defensive
strategies or attempt to reduce its exposure to
Dividend: Companies that issue dividend			poor performing securities in the index. To the
yielding equity securities are not required to			extent the Portfolio’s investments track its target
continue to pay dividends on such securities.			index, such Portfolio may underperform other
Therefore, there is the possibility that such			funds that invest more broadly. The correlation
companies could reduce or eliminate the			between the Portfolio’s performance and index
payment of dividends in the future. As a result,			performance may be affected by the Portfolio’s
the Portfolio’s ability to execute its investment			expenses and the timing of purchases and
strategy may be limited.			redemptions of the Portfolio’s shares. In
addition, the Portfolio’s actual holdings might
Foreign Investments: Investing in foreign (non-			not match the index and the Portfolio’s effective
U.S.) securities may result in the Portfolio			exposure to index securities at any given time
experiencing more rapid and extreme changes in			may not precisely correlate.
value than a fund that invests exclusively in
securities of U.S. companies due to: smaller			An investment in the Portfolio is not a bank
markets;		differing reporting, accounting, and	deposit and is not insured or guaranteed by the
auditing	standards;	nationalization,	Federal Deposit Insurance Corporation, the
expropriation, or confiscatory taxation; foreign			Federal Reserve Board or any other government
currency fluctuations, currency blockage, or			agency.
replacement; potential for default on sovereign
debt; or political changes or diplomatic
developments, which may include the imposition
of economic sanctions or other measures by the
United States or other governments and
supranational organizations. Markets and
economies throughout the world are becoming
increasingly interconnected, and conditions or
events in one market, country or region may
adversely impact investments or issuers in
another market, country or region.

High-Yield Securities: Lower quality securities
(including securities that have fallen below
investment-grade and are classified as “junk
bonds” or “high yield securities”) have greater
credit risk and liquidity risk than higher quality
(investment-grade) securities, and their issuers’
long-term		ability to make payments is
considered speculative. Prices of lower quality
bonds or other debt instruments are also more
volatile, are more sensitive to negative news
about the economy or the issuer, and have
greater liquidity and price volatility risk.

Interest in Loans: The value and the income
streams of interests in loans (including
participation interests in lease financings and

assignments in secured variable or floating rate loans) will decline if borrowers delay payments or fail to pay altogether. A significant rise in market interest rates could increase this risk. Although loans may be fully collateralized when purchased, such collateral may become illiquid or decline in value.

Prepayment and Extension: Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This may occur when interest rates decline. Prepayment may expose the Portfolio to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This may occur when interest rates rise. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Portfolio may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.

Special Situations: A “special situation” arises when, in a manager’s opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations often involve much greater risk than is inherent in ordinary investment securities. Investments in special situation companies may not appreciate and the Portfolio’s performance could suffer if an anticipated development does not occur or does not produce the anticipated result.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks, and risks, fundamentally each is primarily a large-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each falls within the Morningstar Large Value equity style box. Furthermore, they each have resided within the Morningstar Large Value fund category, without exception, for at least the past 8 years since the Replacement Fund’s inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks and principal investment strategies, as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective is to seek a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. The Replacement Fund’s investment objective is to seek investment results that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (the “Index”). Under normal circumstances, the Existing Fund invests at least 80% of its net assets in common stocks with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. The managers of the Existing Fund combine fundamental and quantitative analysis with risk management in seeking to identify companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. The managers of the Replacement Fund use a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Russell Top 200 Value Index.

     With respect to the Existing Fund’s and Replacement Fund’s primary investment objectives, each shares some combination of capital appreciation/growth and current/reasonable income language. The Replacement Fund, as an index fund, focuses on an index replication due to its passive nature.

     Furthermore, while the listed principal investment strategies of the Existing Fund and the Replacement Fund differ in language and breadth, at their core each is required to invest more than 80% of its assets in equity securities of large cap companies. Although the Replacement Fund seeks to replicate the Index, as noted above, the Index it replicates consists of equity securities of large capitalization U.S. companies.

     The Existing Fund’s prospectus benchmark is the Russell 1000 Value Index, an unmanaged stock market index that measures the performance of stocks within the Russell 1000 Index (1,000 largest publicly-held companies by market cap) that exhibit value characteristics. The Replacement Fund’s prospectus benchmark is the Russell Top 200 Value Index – an unmanaged index that measures the performance of stocks within the Russell Top 200 Index (200 largest U.S. publicly-held companies by market cap) that exhibit value characteristics. While the Existing Fund and the Replacement Fund are benchmarked to different indices, holdings overlap between the two indices – as measured by the sum of the minimum percentages of each common holding – was approximately 70% as of September 30, 2017, and their total returns for the trailing 10-year period ending September 30, 2017 were 99% correlated.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are primarily large-cap value equity portfolios that have tended to exhibit a moderate level of holdings overlap and a high correlation of total returns to the other, with slightly lower volatility exhibited by the Replacement Fund such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

						(Inception Date)
	Net Expense					Since
	Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	10 Years(2)	Inception(2)
Existing Fund	Class S2
VY T. Rowe Price Equity						9/9/2002
Income Portfolio	1.04%	18.01%	7.72%	11.43%	5.69%	8.17%
	Class S
						1/24/1989
	0.89%	18.17%	7.87%	11.59%	5.84%	7.66%
Replacement Fund	Class S
Voya Russell Large Cap						5/1/2009
Value Index Portfolio	0.64%	15.23%	7.64%	12.06%	N/A	13.43%
	Class I
						5/1/2009
	0.39%	15.56%	7.92%	12.35%	N/A	13.71%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.

     The Replacement Fund has outperformed the Existing Fund over the five-year period. The Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. Without taking into account the net assets associated with proposed substitution #3 involving the VY Invesco Comstock Portfolio, the estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $872,808,244 and $105,083,213, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($328,178,434 for Class S and $102,412,072 for Class I) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($544,629,810 for Class S and $2,671,141 for Class S2).

     5. Voya Russell Small Cap Index Portfolio for the VY JPMorgan Small Cap Core Equity Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY JPMorgan Small
Cap Core Equity	0.85%	0.25%	N/A	0.00%	1.10%	0.00%	1.10%
Portfolio	Class I

	0.85%	0.00%	N/A	0.00%	0.85%	0.00%	0.85%
	Class S2

	0.85%	0.40%	N/A	0.00%	1.25%	0.00%	1.25%
Replacement Fund	Class S
Voya Russell Small Cap
Index Portfolio	0.43%	0.25%	N/A	0.03%	0.71%	-0.01%	0.70%
	Class I

	0.43%	0.00%	N/A	0.03%	0.46%	-0.01%	0.45%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY JPMorgan Small Cap Core Equity		Voya Russell Small Cap Index Portfolio
Portfolio

Total Net Expenses:	1.10% - Class S	Total Net Expenses:	0.70% - Class S
	0.85% - Class I		0.45% - Class I
1.25% - Class S2

Management Fee:	0.85%	Management Fee:	0.43%

Management Fee Breakpoints		Management Fee Breakpoints

0.900%	On first $200 million of assets	0.43%	On first $1 billion of assets
0.850%	On next $300 million of assets	0.41%	On next $1 billion of assets
0.800%	On next $250 million of assets	0.39%	On assets thereafter
0.750%	On assets thereafter	0.4282%	Blended
0.8447%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund VY JPMorgan Small Cap Core Equity Portfolio Investment Objective – The Portfolio seeks capital growth over the long term.

Replacement Fund

Voya Russell Small Cap Index Portfolio

Investment Objective –

The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index (“Index”).

Principal Investment Strategies – Principal Investment Strategies –

Under normal market conditions, the Portfolio Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus invests at least 80% of its net assets (plus borrowings for investment purposes) in equity borrowings for investment purposes) in equity securities of small-capitalization companies. The securities of companies, which are at the time of Portfolio will provide shareholders with at least purchase, included in the Index; convertible 60 days’ prior notice of any change in this securities that are convertible into stocks investment policy. For this Portfolio, the sub- included in the Index; other derivatives whose adviser (“Sub-Adviser”) defines small- economic returns are, by design, closely capitalization companies as companies with a equivalent to the returns of the Index or its market capitalization equal to those within a components; and exchange-traded funds that universe of Russell 2000® Index (“Index”) track the index. The Portfolio will provide stocks at the time of purchase. The market shareholders with at least 60 days’ prior notice capitalization of companies in the Index as of of any change in this investment policy. Under December 31, 2016 ranged from $21.1 million to normal market conditions, the Portfolio invests $10.5 billion. Market capitalization is the total all or substantially all of its assets in these market value of a company’s shares. securities.

The Portfolio may also invest up to 20% of its The Portfolio may invest in other investment total assets in foreign securities. These companies to the extent permitted under the investments may take the form of depositary Investment Company Act of 1940, as amended, receipts. The Portfolio may also invest up to and the rules, regulations, and exemptive orders 20% of its total assets in convertible securities thereunder (“1940 Act”). which generally pay interest or dividends and which can be converted into common or The Portfolio currently invests principally in preferred stock. common stocks and employs a “passive management” approach designed to track the Although the Portfolio intends to invest performance of the Index. primarily in equity securities, under normal market conditions, it may invest up to 20% of its The Index is an unmanaged index that measures total assets in high-quality money market the performance of the 2,000 smallest companies instruments and repurchase agreements.

in the Russell 3000® Index, which together
represent approximately 10% of the total market

The Portfolio’s equity holdings may include real capitalization of the Russell 3000® Index. The estate investment trusts, which are pools of market capitalization of companies within the investments consisting primarily of income- Index will change with market conditions. The producing real estate or loans related to real market capitalization of companies in the Index estate. as of December 31, 2016 ranged from $21.1million to $10.5 billion. As of February 28, Derivatives, which are instruments that have a 2017, portions of the Index were focused in the value based on another instrument, exchange financials sector and the information technology rate or index, may be used as substitutes for sector. securities in which the Portfolio can invest. The Portfolio may use derivatives, including but not The Portfolio may not always hold all of the limited to, futures contracts, options, and swaps, same securities as the Index. The Portfolio may to more effectively gain targeted equity exposure also invest in stock index futures as a substitute from its cash positions, to hedge various for the sale or purchase of securities in the Index investments, for risk management, and to and to provide equity exposure to the Portfolio’s increase the Portfolio’s return. cash position. Although the Portfolio attempts to track, as closely as possible, the performance of The Portfolio may also invest in other the Index, the Portfolio does not always perform investment companies, including exchange- exactly like the Index. Unlike the Index, the traded funds, to the extent permitted under the Portfolio has operating expenses and transaction Investment Company Act of 1940, as amended, costs and therefore has a performance and the rules, regulations, and exemptive orders disadvantage versus the Index. thereunder (“1940 Act”).

     The sub-adviser (“Sub-Adviser”) may sell a The Sub-Adviser uses a multi-style approach, security when the security’s percentage under which two separate teams of portfolio weighting in the Index is reduced, when the managers select assets for the Portfolio in security is removed from the Index, or for other complementary styles. One team employs a reasons. fundamental bottom-up investment process. The second team employs a process that combines a The Portfolio may lend portfolio securities on a proprietary stock ranking system with a short-term or long-term basis, up to 33S% of its fundamental overlay. The sector and stock total assets. weightings of the investments selected will vary from weightings of the Index only within limits established by the investment team.

The Sub-Adviser may sell securities for a variety
of reasons, such as to secure gains, limit losses,
or redeploy assets into opportunities believed to
be more promising, among others.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks – Principal Risks –

You could lose money on an investment in the You could lose money on an investment in the Portfolio. Any of the following risks, among Portfolio. Any of the following risks, among others, could affect Portfolio performance or others, could affect Portfolio performance or cause the Portfolio to lose money or to cause the Portfolio to lose money or to underperform market averages of other funds. underperform market averages of other funds.

Company: The price of a company’s stock Company: The price of a company’s stock could decline or underperform for many reasons could decline or underperform for many reasons including, among others, poor management, including, among others, poor management, financial problems, reduced demand for financial problems, reduced demand for company goods or services, regulatory fines and company goods or services, regulatory fines and judgments, or business challenges. If a company judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its declares bankruptcy or becomes insolvent, its stock could become worthless. stock could become worthless.

Convertible Securities: Convertible securities Convertible Securities: Convertible securities are securities that are convertible into or are securities that are convertible into or exercisable for common stocks at a stated price exercisable for common stocks at a stated price or rate. Convertible securities are subject to the or rate. Convertible securities are subject to the usual risks associated with debt instruments, usual risks associated with debt instruments, such as interest rate and credit risk. In addition, such as interest rate and credit risk. In addition, because convertible securities react to changes in because convertible securities react to changes in the value of the stocks into which they convert, the value of the stocks into which they convert, they are subject to market risk. they are subject to market risk.

Credit: The price of a bond or other debt Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether perceived financial health deteriorates, whether because of broad economic or issuer-specific because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to in paying interest or principal, or could fail to pay its financial obligations altogether. pay its financial obligations altogether.

Derivative Instruments: Derivative instruments Derivative Instruments: Derivative instruments are subject to a number of risks, including the are subject to a number of risks, including the risk of changes in the market price of the risk of changes in the market price of the underlying securities, credit risk with respect to underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility market interest rates and liquidity and volatility risk. The amounts required to purchase certain risk. The amounts required to purchase certain derivatives may be small relative to the derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives Therefore, the purchase of certain derivatives may have an economic leveraging effect on the may have an economic leveraging effect on the Portfolio and exaggerate any increase or Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not perform as expected, so the Portfolio may not realize the intended benefits. When used for not realize the intended benefits. When used for hedging purposes, the change in value of a hedging purposes, the change in value of a derivative may not correlate as expected with the derivative may not correlate as expected with the currency, security or other risk being hedged. currency, security or other risk being hedged.

When used as an alternative or substitute for When used as an alternative or substitute for direct cash investments, the return provided by direct cash investments, the return provided by the derivative may not provide the same return the derivative may not provide the same return as direct cash investment. In addition, given their as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to complexity, derivatives expose the Portfolio to the risk of improper valuation. the risk of improper valuation.

Interest Rate: With bonds and other fixed rate Interest Rate: With bonds and other fixed rate debt instruments, a rise in market interest rates debt instruments, a rise in market interest rates generally causes values to fall; conversely, generally causes values to fall; conversely, values generally rise as market interest rates fall. values generally rise as market interest rates fall. The higher the credit quality of the instrument, The higher the credit quality of the instrument, and the longer its maturity or duration, the more and the longer its maturity or duration, the more sensitive it is likely to be to interest rate risk. In sensitive it is likely to be to interest rate risk. In the case of inverse securities, the interest rate the case of inverse securities, the interest rate paid by the securities is a floating rate, which paid by the securities is a floating rate, which generally will decrease when the market rate of generally will decrease when the market rate of interest to which the inverse security is indexed interest to which the inverse security is indexed increases and will increase when the market rate increases and will increase when the market rate of interest to which the inverse security is of interest to which the inverse security is indexed decreases. As of the date of this indexed decreases. As of the date of this Prospectus, market interest rates in the United Prospectus, market interest rates in the United States are at or near historic lows, which may States are at or near historic lows, which may increase the Portfolio’s exposure to risks increase the Portfolio’s exposure to risks associated with rising market interest rates. associated with rising market interest rates. Rising market interest rates could have Rising market interest rates could have unpredictable effects on the markets and may unpredictable effects on the markets and may expose fixed-income and related markets to expose fixed-income and related markets to heightened volatility. For funds that invest in heightened volatility. For funds that invest in fixed-income securities, an increase in market fixed-income securities, an increase in market interest rates may lead to increased redemptions interest rates may lead to increased redemptions and increased portfolio turnover, which could and increased portfolio turnover, which could reduce liquidity for certain investments, reduce liquidity for certain investments, adversely affect values, and increase costs. adversely affect values, and increase costs. Increased redemptions may cause the Portfolio Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is If dealer capacity in fixed-income markets is insufficient for market conditions, it may further insufficient for market conditions, it may further inhibit liquidity and increase volatility in the inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and fixed-income markets. Further, recent and potential future changes in government policy potential future changes in government policy may affect interest rates. may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established

secondary market may make it more difficult to		secondary market may make it more difficult to
value illiquid securities, exposing the Portfolio		value illiquid securities, exposing the Portfolio
to the risk that the price at which it sells illiquid		to the risk that the price at which it sells illiquid
securities will be less than the price at which		securities will be less than the price at which
they were valued when held by the Portfolio.		they were valued when held by the Portfolio.
The prices of illiquid securities may be more		The prices of illiquid securities may be more
volatile than more liquid investments. The risks		volatile than more liquid investments. The risks
associated with illiquid securities may be greater		associated with illiquid securities may be greater
in times of financial stress. The Portfolio could		in times of financial stress. The Portfolio could
lose money if it cannot sell a security at the time		lose money if it cannot sell a security at the time
and price that would be most beneficial to the		and price that would be most beneficial to the
Portfolio.		Portfolio.

Market: Stock prices may be volatile or have		Market: Stock prices may be volatile or have
reduced liquidity in response to real or perceived		reduced liquidity in response to real or perceived
impacts of factors including, but not limited to,		impacts of factors including, but not limited to,
economic conditions, changes in market interest		economic conditions, changes in market interest
rates, and political events. Stock markets tend to		rates, and political events. Stock markets tend to
be cyclical, with periods when stock prices		be cyclical, with periods when stock prices
generally rise and periods when stock prices		generally rise and periods when stock prices
generally decline. Any given stock market		generally decline. Any given stock market
segment may remain out of favor with investors		segment may remain out of favor with investors
for a short or long period of time, and stocks as		for a short or long period of time, and stocks as
an asset class may underperform bonds or other		an asset class may underperform bonds or other
asset classes during some periods. Additionally,		asset classes during some periods. Additionally,
legislative, regulatory or tax policies or		legislative, regulatory or tax policies or
developments in these areas may adversely		developments in these areas may adversely
impact the investment techniques available to a		impact the investment techniques available to a
manager, add to costs and impair the ability of		manager, add to costs and impair the ability of
the Portfolio to achieve its investment		the Portfolio to achieve its investment
objectives.		objectives.

Other Investment Companies: The main risk		Other Investment Companies: The main risk
of investing in other investment companies,		of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the		including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an		risk that the value of the securities underlying an
investment company might decrease. Shares of		investment company might decrease. Shares of
investment companies that are listed on an		investment companies that are listed on an
exchange may trade at a discount or premium		exchange may trade at a discount or premium
from their net asset value. You will pay a		from their net asset value. You will pay a
proportionate share of the expenses of those		proportionate share of the expenses of those
other investment companies	(including	other investment companies	(including
management fees, administration fees, and		management fees, administration fees, and
custodial fees) in addition to the expenses of the		custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other		Portfolio. The investment policies of the other
investment companies may not be the same as		investment companies may not be the same as
those of the Portfolio; as a result, an investment		those of the Portfolio; as a result, an investment
in the other investment companies may be		in the other investment companies may be

subject to additional or different risks than those				subject to additional or different risks than those
to which the Portfolio is typically subject.				to which the Portfolio is typically subject.

Securities Lending: Securities lending involves				Securities Lending: Securities lending involves
two primary risks: “investment risk” and				two primary risks: “investment risk” and
“borrower default risk.” When lending				“borrower default risk.” When lending
securities, the Portfolio will receive cash or U.S.				securities, the Portfolio will receive cash or U.S.
government securities as collateral. Investment				government securities as collateral. Investment
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
from the investment of the cash collateral				from the investment of the cash collateral
received from the borrower. Borrower default				received from the borrower. Borrower default
risk is the risk that the Portfolio will lose money				risk is the risk that the Portfolio will lose money
due to the failure of a borrower to return a				due to the failure of a borrower to return a
borrowed security. Securities lending may result				borrowed security. Securities lending may result
in leverage. The use of leverage may exaggerate				in leverage. The use of leverage may exaggerate
any increase or decrease in the net asset value,				any increase or decrease in the net asset value,
causing the Portfolio to be more volatile. The				causing the Portfolio to be more volatile. The
use of leverage may increase expenses and				use of leverage may increase expenses and
increase the impact of the Portfolio’s other risks.				increase the impact of the Portfolio’s other risks.

Small-Capitalization Company: Investments in				Small-Capitalization Company: Investments in
small-capitalization companies may involve				small-capitalization Companies may involve
greater risk than is customarily associated with				greater risk than is customarily associated with
larger, more established companies due to the				larger, more established companies due to the
greater business risks of a limited operating				greater business risks of a limited operating
history, small size, limited markets and financial				history, small size, limited markets and financial
resources,	narrow product	lines,	less	resources,	narrow product	lines,	less
management depth and more reliance on key				management depth and more reliance on key
personnel. The securities of smaller companies				personnel. The securities of smaller companies
are subject to liquidity risk as they are often				are subject to liquidity risk as they are often
traded over-the-counter and may not be traded in				traded over-the-counter and may not be traded in
volume typical on a national securities exchange.				volume typical on a national securities exchange.

Bank Instruments: Bank instruments include Focused Investing: To the extent that the certificates of deposit, fixed time deposits, Portfolio’s index is substantially composed of bankers’ acceptances, and other debt and securities in a particular industry, sector, market deposit-type obligations issued by banks. segment, or geographic area, the Portfolio will Changes in economic, regulatory or political allocate its investments to approximately the conditions, or other events that affect the same extent as the index. As a result, the banking industry may have an adverse effect on Portfolio may be subject to greater market bank instruments or banking institutions that fluctuation than a fund that is more broadly serve as counterparties in transactions with the invested. Economic conditions, political or Portfolio. regulatory conditions, or natural or other disasters affecting the particular industry, sector, Currency: To the extent that the Portfolio market segment, or geographic area in which the invests directly or indirectly in foreign (non- Portfolio focuses its investments will have a U.S.) currencies or in securities denominated in, greater effect on the Portfolio, and if securities or that trade in, foreign (non-U.S.) currencies, it of a particular industry, sector, market segment,

is subject to the risk that those foreign (non-			or geographic area as a group fall out of favor
U.S.) currencies will decline in value relative to			the Portfolio could underperform, or be more
the U.S. dollar or, in the case of hedging			volatile than, funds that have greater
positions, that the U.S. dollar will decline in			diversification.
value relative to the currency being hedged by
the Portfolio through foreign currency exchange			Index Strategy: The index selected may
transactions.			underperform the overall market. To the extent
the Portfolio seeks to track the index’s
Dividend: Companies		that issue dividend	performance, the Portfolio will not use defensive
yielding	equity securities	are not required to	strategies or attempt to reduce its exposure to
continue	to pay dividends on such securities.		poor performing securities in the index. To the
Therefore, there is the possibility that such			extent the Portfolio’s investments track its target
companies could reduce or eliminate the			index, such Portfolio may underperform other
payment of dividends in the future. As a result,			funds that invest more broadly. The correlation
the Portfolio’s ability to execute its investment			between the Portfolio’s performance and index
strategy may be limited.			performance may be affected by the Portfolio’s
expenses and the timing of purchases and
Foreign Investments: Investing in foreign (non-			redemptions of the Portfolio’s shares. In
U.S.) securities may result in the Portfolio			addition, the Portfolio’s actual holdings might
experiencing more rapid and extreme changes in			not match the index and the Portfolio’s effective
value than a fund that invests exclusively in			exposure to index securities at any given time
securities of U.S. companies due to: smaller			may not precisely correlate.
markets; differing reporting, accounting, and
auditing	standards;	nationalization,	An investment in the Portfolio is not a bank
expropriation, or confiscatory taxation; foreign			deposit and is not insured or guaranteed by the
currency fluctuations, currency blockage, or			Federal Deposit Insurance Corporation, the
replacement; potential for default on sovereign			Federal Reserve Board or any other government
debt; or political changes or diplomatic			agency.
developments, which may include the imposition
of economic sanctions or other measures by the
United States or other governments and
supranational organizations. Markets and
economies throughout the world are becoming
increasingly interconnected, and conditions or
events in one market, country or region may
adversely impact investments or issuers in
another market, country or region.

Investment Model: A manager’s proprietary
model may not adequately allow for existing or
unforeseen market factors or the interplay
between such factors.

Real Estate Companies and Real Estate
Investment Trusts (“REITs”): Investing in real
estate companies and REITs may subject the
Portfolio to risks similar to those associated with
the direct ownership of real estate, including

losses from casualty or condemnation, changes in local and general economic conditions, supply and demand, market interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses in addition to terrorist attacks, war, or other acts that destroy real property. Investments in REITs are affected by the management skill and creditworthiness of the REIT. The Portfolio will indirectly bear its proportionate share of expenses, including management fees, paid by each REIT in which it invests.

Repurchase Agreements: In the event that the other party to a repurchase agreement defaults on its obligations, the Portfolio would generally seek to sell the underlying security serving as collateral for the repurchase agreement. However, the value of collateral may be insufficient to satisfy the counterparty’s obligation and/or the Portfolio may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security, which could result in a loss. In addition, if the Portfolio is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a small-cap equity fund that has exhibited a high correlation to the other from a Morningstar style box perspective and in terms of investment results. Each currently falls within the Morningstar Small Blend equity style box. Furthermore, they each have resided within the Morningstar Small Blend fund category, without exception, for at least the past 8 years since the Replacement Fund’s inception. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies and naming conventions, as there is significant investment flexibility within those constraints.

     The Existing Fund’s stated investment objective is long-term growth of capital, and the Replacement Fund’s stated objective is total return (which includes capital appreciation and income) of the Russell 2000® Index (the “Index”). Under normal circumstances, the Existing Fund invests at least 80% of its net assets in equity securities of small-capitalization companies. The managers of the Existing Fund combined fundamental and quantitative analysis with risk management in seeking to identify stocks of small capitalization companies that have good prospects for capital growth. The Replacement Fund invests at least 80% of its net assets in equity securities of companies that are included in Index – an unmanaged index that measures the performance of stocks of the 2,000 smallest companies within the Russell 3000 Index (3,000 largest U.S. publicly-held companies by market cap). The managers of the Replacement Fund use a “passive management” approach (replication method) designed to track the performance and holding characteristics of the Index.

     The Existing Fund and the Replacement Fund both use the Russell 2000 as their prospectus benchmark. As of September 30, 2017, 391 of the Existing Fund’s 485 stock holdings were constituents of the Replacement Fund.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund have differences in the way they characterize their investment objectives, principal investment strategies, and principal risks, fundamentally both are small-cap core equity portfolios that have tended to exhibit a moderate level of holdings overlap and high correlation of total returns such that each Affected Contract Owner’s fundamental investment objectives will continue to be met after the Substitution. In addition, the Replacement Fund exhibits lower volatility.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense				10	(Inception Date)
	Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	Years(2)	Since Inception(2)
Existing Fund	Class S
VY JPMorgan Small Cap						5/1/2002
Core Equity Portfolio	1.10%	21.50%	12.87%	15.00%	9.28%	9.65%
	Class I
						5/6/2004
	0.85%	21.83%	13.14%	15.29%	9.55%	10.55%

	Class S2
						9/9/2002
	1.25%	21.35%	12.71%	14.82%	9.11%	11.15%
Replacement Fund	Class S
Voya Russell Small Cap						3/10/2008
Index Portfolio	0.70%	20.11%	11.68%	13.36%	N/A	10.24%
	Class I
						3/10/2008
	0.45%	20.47%	11.97%	13.64%	N/A	10.53%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.

     Although the Existing Fund outperformed the Replacement Fund over the one-year, three-year and five-year periods, the total returns of the Existing Fund and the Replacement Fund for the trailing 5-year period ending September 30, 2017 were 99% correlated and the Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Small Cap Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $536,301,918, $480,338,913, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($250,337,049 for Class S and $475,657,528 for Class I) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($259,181,331 for Class S, $4,681,385 for Class I and $26,783,538 for Class S2).

     6. Voya Russell Large Cap Growth Index Portfolio for the VY T. Rowe Price Growth Equity Portfolio.

     a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of the most recently published shareholder report dated June 30, 2017, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Existing Fund	Class S
VY T. Rowe Price
Growth Equity Portfolio	0.70%	0.25%	N/A	0.04%	0.99%	-0.01%	0.98%
	Class I

	0.70%	0.00%	N/A	0.04%	0.74%	-0.01%	0.73%
Replacement Fund	Class S
Voya Russell Large Cap
Growth Index Portfolio	0.50%	0.25%	N/A	0.03%	0.78%	-0.10%	0.68%
	Class I

	0.50%	0.00%	N/A	0.03%	0.53%	-0.10%	0.43%

     b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
VY T. Rowe Price Growth Equity Portfolio		Voya Russell Large Cap Growth Index
Portfolio

Total Net Expenses:	0.98% - Class S	Total Net Expenses:	0.68% - Class S
	0.73% - Class I		0.43% - Class I

Management Fee:	0.70%	Management Fee:	0.50%

Management Fee Breakpoints		Management Fee Breakpoints
0.700% On all assets		0.500%	On first $500 million of assets
		0.480%	On next $500 million of assets
		0.460%	On assets thereafter
		0.4912%	Blended

     c. Investment Objectives, Strategies and Risks. A comparison of the investment objectives, strategies and risks from the prospectus of each fund in this proposed substitution is as follows:

Existing Fund				Replacement Fund
VY T. Rowe Price Growth Equity Portfolio				Voya Russell Large Cap Growth Index
Portfolio

Investment Objective –				Investment Objective –
The Portfolio seeks long-term investments in				The Portfolio seeks investment results (before
stocks.				fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Growth Index
(“Index”).

Principal Investment Strategies –				Principal Investment Strategies –
Under normal market conditions, the Portfolio				Under normal market conditions, the Portfolio
invests at least 80% of its net assets (plus				invests at least 80% of its net assets (plus
borrowings for investment purposes) in common				borrowings for investment purposes) in equity
stocks of large-capitalization companies. The				securities of companies, which are at the time of
Portfolio will provide shareholders with at least				purchase, included	in the Index; convertible
60 days’ prior written notice of any change in				securities that are	convertible into stocks
this investment	policy.	The	Portfolio	included in the Index; other derivatives whose
concentrates its	investments in		growth	economic returns are, by design, closely
companies. The sub-adviser (“Sub-Adviser”)				equivalent to the returns of the Index or its
seeks investments in companies that have the				components; and exchange-traded funds that
ability to pay increasing dividends through				track the index. The Portfolio will provide
strong cash flows and whose rates of earnings				shareholders with at least 60 days’ prior notice
growth are considered above average. In				of any change in this investment policy. Under
addition, the Sub-Adviser seeks companies with				normal market conditions, the Portfolio invests
a lucrative niche in the economy that the Sub-				all or substantially all of its assets in these
Adviser believes will give them the ability to				securities.
sustain earnings momentum even during times of
slow economic growth. As growth investors, the				The Portfolio may invest in other investment
Sub-Adviser believes that when a company’s				companies to the extent permitted under the
earnings grow faster than both inflation and the				Investment Company Act of 1940, as amended,
overall economy, the market will eventually				and the rules, regulations, and exemptive orders
reward it with a higher stock price.				thereunder (“1940 Act”).

The Portfolio may also purchase, to a limited				The Portfolio currently invests principally in
extent, foreign stocks, hybrid securities, futures,				common stocks and employs a “passive
and forward foreign currency			exchange	management” approach designed to track the
contracts, in keeping with its investment				performance of the Index.
objectives. Any investments in futures would
typically serve as an efficient means of gaining				The Index is an unmanaged index that measures
exposure to certain markets or as a cash				the performance of the especially large cap
management tool	to maintain liquidity while			segment of the U.S. equity universe represented
being invested in the market. Forward foreign				by stocks in the largest 200 by market cap that

currency exchange contracts would primarily be	exhibit growth characteristics.	The Index
used to help protect the Portfolio’s foreign	includes Russell Top 200® Index companies
holdings from unfavorable changes in foreign	with higher price-to-book ratios and higher
currency exchange rates. The Portfolio may have	forecasted growth	values. The market
exposure to foreign currencies through its	capitalization of companies within the Index will
investment in foreign securities, its direct	change with market conditions. The market
holdings of foreign currencies or through its use	capitalization of companies in the Index as of
of foreign currency exchange contracts for the	December 31, 2016 ranged from $673.8 million
purchase or sale of a fixed quantity of foreign	to $617.6 billion. As of February 28, 2017, a
currency at a future date. The Portfolio’s	portion of the Index was concentrated in the
investments in foreign securities are limited to	information technology sector and portions of
30% of the Portfolio’s assets. The Portfolio may	the Index were focused in the consumer
from time to time emphasize one or more sectors	discretionary sector and the health care sector.
in selecting its investments, including the
technology-related sector.	The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
The Portfolio may also invest, to the extent	also invest in stock index futures as a substitute
permitted under the Investment Company Act of	for the sale or purchase of securities in the Index
1940, as amended, and the rules, regulations, and	and to provide equity exposure to the Portfolio’s
exemptive orders thereunder (“1940 Act”), in	cash position. Although the Portfolio attempts to
affiliated and internally managed money market	track, as closely as possible, the performance of
funds of the Sub-Adviser. In addition, the	the Index, the Portfolio does not always perform
Portfolio may invest in U.S. and foreign dollar	exactly like the Index. Unlike the Index, the
denominated money market securities and U.S.	Portfolio has operating expenses and transaction
and foreign dollar currencies.	costs and therefore has a	performance
disadvantage versus the Index.
In pursuing its investment objectives, the Sub-
Adviser has the discretion to deviate from its	The sub-adviser (“Sub-Adviser”)	may sell a
normal investment criteria, as described above,	security when the security’s	percentage
and purchase securities that it believes will	weighting in the Index is reduced, when the
provide an opportunity for gain. These special	security is removed from the Index, or for other
situations might arise when the Sub-Adviser	reasons.
believes a security could increase in value for a
variety of reasons including a change in	The Portfolio may lend portfolio securities on a
management, an extraordinary corporate event, a	short-term or long-term basis, up to 33S% of its
new product introduction or innovation, or a	total assets.
favorable competitive development.

The Sub-Adviser may sell securities for a variety
of reasons, such as to secure gains, limit losses,
or redeploy assets into opportunities believed to
be more promising, among others.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33S% of its
total assets.

Principal Risks – Principal Risks –

You could lose money on an investment in the You could lose money on an investment in the Portfolio. Any of the following risks, among Portfolio. Any of the following risks, among others, could affect Portfolio performance or others, could affect Portfolio performance or cause the Portfolio to lose money or to cause the Portfolio to lose money or to underperform market averages of other funds. underperform market averages of other funds.

Company: The price of a company’s stock Company: The price of a company’s stock could decline or underperform for many reasons could decline or underperform for many reasons including, among others, poor management, including, among others, poor management, financial problems, reduced demand for financial problems, reduced demand for company goods or services, regulatory fines and company goods or services, regulatory fines and judgments, or business challenges. If a company judgments, or business challenges. If a company declares bankruptcy or becomes insolvent, its declares bankruptcy or becomes insolvent, its stock could become worthless. stock could become worthless.

Credit: The price of a bond or other debt Credit: The price of a bond or other debt instrument is likely to fall if the issuer’s actual or instrument is likely to fall if the issuer’s actual or perceived financial health deteriorates, whether perceived financial health deteriorates, whether because of broad economic or issuer-specific because of broad economic or issuer-specific reasons. In certain cases, the issuer could be late reasons. In certain cases, the issuer could be late in paying interest or principal, or could fail to in paying interest or principal, or could fail to pay its financial obligations altogether. pay its financial obligations altogether.

Derivative Instruments: Derivative instruments Derivative Instruments: Derivative instruments are subject to a number of risks, including the are subject to a number of risks, including the risk of changes in the market price of the risk of changes in the market price of the underlying securities, credit risk with respect to underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in the counterparty, risk of loss due to changes in market interest rates and liquidity and volatility market interest rates and liquidity and volatility risk. The amounts required to purchase certain risk. The amounts required to purchase certain derivatives may be small relative to the derivatives may be small relative to the magnitude of exposure assumed by the Portfolio. magnitude of exposure assumed by the Portfolio. Therefore, the purchase of certain derivatives Therefore, the purchase of certain derivatives may have an economic leveraging effect on the may have an economic leveraging effect on the Portfolio and exaggerate any increase or Portfolio and exaggerate any increase or decrease in the net asset value. Derivatives may decrease in the net asset value. Derivatives may not perform as expected, so the Portfolio may not perform as expected, so the Portfolio may not realize the intended benefits. When used for not realize the intended benefits. When used for hedging purposes, the change in value of a hedging purposes, the change in value of a derivative may not correlate as expected with the derivative may not correlate as expected with the currency, security or other risk being hedged. currency, security or other risk being hedged. When used as an alternative or substitute for When used as an alternative or substitute for direct cash investments, the return provided by direct cash investments, the return provided by the derivative may not provide the same return the derivative may not provide the same return as direct cash investment. In addition, given their as direct cash investment. In addition, given their complexity, derivatives expose the Portfolio to complexity, derivatives expose the Portfolio to the risk of improper valuation. the risk of improper valuation.

Focused Investing: To the extent that the Focused Investing: To the extent that the Portfolio invests a substantial portion of its Portfolio’s index is substantially composed of assets in securities related to a particular securities in a particular industry, sector, market industry, sector, market segment, or geographic segment, or geographic area, the Portfolio will area, its investments will be sensitive to allocate its investments to approximately the developments in that industry, sector, market same extent as the index. As a result, the segment, or geographic area. The Portfolio is Portfolio may be subject to greater market subject to the risk that changing economic fluctuation than a fund that is more broadly conditions; changing political or regulatory invested. Economic conditions, political or conditions; or natural and other disasters regulatory conditions, or natural or other affecting the particular industry, sector, market disasters affecting the particular industry, sector, segment, or geographic area in which the market segment, or geographic area in which the Portfolio focuses its investments could have a Portfolio focuses its investments will have a significant impact on its investment performance greater effect on the Portfolio, and if securities and could ultimately cause the Portfolio to of a particular industry, sector, market segment, underperform, or its net asset value to be more or geographic area as a group fall out of favor volatile than, other funds that invest more the Portfolio could underperform, or be more broadly. volatile than, funds that have greater diversification.

Growth Investing: Prices of growth stocks are						Growth Investing: Prices of growth stocks are
more sensitive to investor perceptions of the						more sensitive to investor perceptions of the
issuing company’s growth potential and may fall						issuing company’s growth potential and may fall
quickly and significantly if investors suspect that						quickly and significantly if investors suspect that
actual growth may be less than expected. There						actual growth may be less than expected. There
is a risk that funds that invest in growth-oriented						is a risk that funds that invest in growth-oriented
stocks may underperform other funds that invest						stocks may underperform other funds that invest
more broadly. Growth stocks tend to be more						more broadly. Growth stocks tend to be more
volatile	than	value	stocks,	and	may	volatile	than	value	stocks,	and	may
underperform the market as a whole over any						underperform the market as a whole over any
given time period.						given time period.

Interest Rate: With bonds and other fixed rate						Interest Rate: With bonds and other fixed rate
debt instruments, a rise in market interest rates						debt instruments, a rise in market interest rates
generally causes values to fall; conversely,						generally causes values to fall; conversely,
values generally rise as market interest rates fall.						values generally rise as market interest rates fall.
The higher the credit quality of the instrument,						The higher the credit quality of the instrument,
and the longer its maturity or duration, the more						and the longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In						sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate						the case of inverse securities, the interest rate
paid by the securities is a floating rate, which						paid by the securities is a floating rate, which
generally will decrease when the market rate of						generally will decrease when the market rate of
interest to which the inverse security is indexed						interest to which the inverse security is indexed
increases and will increase when the market rate						increases and will increase when the market rate
of interest to which the inverse security is						of interest to which the inverse security is
indexed decreases. As of the date of this						indexed decreases. As of the date of this
Prospectus, market interest rates in the United						Prospectus, market interest rates in the United

States are at or near historic lows, which may States are at or near historic lows, which may increase the Portfolio’s exposure to risks increase the Portfolio’s exposure to risks associated with rising market interest rates. associated with rising market interest rates. Rising market interest rates could have Rising market interest rates could have unpredictable effects on the markets and may unpredictable effects on the markets and may expose fixed-income and related markets to expose fixed-income and related markets to heightened volatility. For funds that invest in heightened volatility. For funds that invest in fixed-income securities, an increase in market fixed-income securities, an increase in market interest rates may lead to increased redemptions interest rates may lead to increased redemptions and increased portfolio turnover, which could and increased portfolio turnover, which could reduce liquidity for certain investments, reduce liquidity for certain investments, adversely affect values, and increase costs. adversely affect values, and increase costs. Increased redemptions may cause the Portfolio Increased redemptions may cause the Portfolio to liquidate portfolio positions when it may not to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. be advantageous to do so and may lower returns. If dealer capacity in fixed-income markets is If dealer capacity in fixed-income markets is insufficient for market conditions, it may further insufficient for market conditions, it may further inhibit liquidity and increase volatility in the inhibit liquidity and increase volatility in the fixed-income markets. Further, recent and fixed-income markets. Further, recent and potential future changes in government policy potential future changes in government policy may affect interest rates. may affect interest rates.

Liquidity: If a security is illiquid, the Portfolio Liquidity: If a security is illiquid, the Portfolio might be unable to sell the security at a time might be unable to sell the security at a time when the Portfolio’s manager might wish to sell, when the Portfolio’s manager might wish to sell, or at all. Further, the lack of an established or at all. Further, the lack of an established secondary market may make it more difficult to secondary market may make it more difficult to value illiquid securities, exposing the Portfolio value illiquid securities, exposing the Portfolio to the risk that the price at which it sells illiquid to the risk that the price at which it sells illiquid securities will be less than the price at which securities will be less than the price at which they were valued when held by the Portfolio. they were valued when held by the Portfolio. The prices of illiquid securities may be more The prices of illiquid securities may be more volatile than more liquid investments. The risks volatile than more liquid investments. The risks associated with illiquid securities may be greater associated with illiquid securities may be greater in times of financial stress. The Portfolio could in times of financial stress. The Portfolio could lose money if it cannot sell a security at the time lose money if it cannot sell a security at the time and price that would be most beneficial to the and price that would be most beneficial to the Portfolio. Portfolio.

Market: Stock prices may be volatile or have Market: Stock prices may be volatile or have reduced liquidity in response to real or perceived reduced liquidity in response to real or perceived impacts of factors including, but not limited to, impacts of factors including, but not limited to, economic conditions, changes in market interest economic conditions, changes in market interest rates, and political events. Stock markets tend to rates, and political events. Stock markets tend to be cyclical, with periods when stock prices be cyclical, with periods when stock prices generally rise and periods when stock prices generally rise and periods when stock prices generally decline. Any given stock market generally decline. Any given stock market segment may remain out of favor with investors segment may remain out of favor with investors

for a short or long period of time, and stocks as		for a short or long period of time, and stocks as
an asset class may underperform bonds or other		an asset class may underperform bonds or other
asset classes during some periods. Additionally,		asset classes during some periods. Additionally,
legislative, regulatory or tax policies or		legislative, regulatory or tax policies or
developments in these areas may adversely		developments in these areas may adversely
impact the investment techniques available to a		impact the investment techniques available to a
manager, add to costs and impair the ability of		manager, add to costs and impair the ability of
the Portfolio to achieve its investment		the Portfolio to achieve its investment
objectives.		objectives.

Market Capitalization: Stocks fall into three		Market Capitalization: Stocks fall into three
broad market capitalization categories - large,		broad market capitalization categories - large,
mid, and small. Investing primarily in one		mid, and small. Investing primarily in one
category carries the risk that, due to current		category carries the risk that, due to current
market conditions, that category may be out of		market conditions, that category may be out of
favor with investors. If valuations of large-		favor with investors. If valuations of large-
capitalization companies appear to be greatly out		capitalization companies appear to be greatly out
of proportion to the valuations of mid- or small-		of proportion to the valuations of mid- or small-
capitalization companies, investors may migrate		capitalization companies, investors may migrate
to the stocks of mid- and small-sized companies		to the stocks of mid- and small-sized companies
causing a fund that invests in these companies to		causing a fund that invests in these companies to
increase in value more rapidly than a fund that		increase in value more rapidly than a fund that
invests in larger companies. Investing in mid and		invests in larger companies. Investing in mid and
small-capitalization companies may be subject to		small-capitalization companies may be subject to
special risks associated with narrower product		special risks associated with narrower product
lines, more limited financial resources, smaller		lines, more limited financial resources, smaller
management groups, more limited publicly		management groups, more limited publicly
available information, and a more limited trading		available information, and a more limited trading
market for their stocks as compared with larger		market for their stocks as compared with larger
companies. As a result, stocks of mid- and small-		companies. As a result, stocks of mid- and small-
capitalization companies may be more volatile		capitalization companies may be more volatile
and may decline significantly in market		and may decline significantly in market
downturns.		downturns.

Other Investment Companies: The main risk		Other Investment Companies: The main risk
of investing in other investment companies,		of investing in other investment companies,
including exchange-traded funds (“ETFs”), is the		including exchange-traded funds (“ETFs”), is the
risk that the value of the securities underlying an		risk that the value of the securities underlying an
investment company might decrease. Shares of		investment company might decrease. Shares of
investment companies that are listed on an		investment companies that are listed on an
exchange may trade at a discount or premium		exchange may trade at a discount or premium
from their net asset value. You will pay a		from their net asset value. You will pay a
proportionate share of the expenses of those		proportionate share of the expenses of those
other investment companies	(including	other investment companies	(including
management fees, administration fees, and		management fees, administration fees, and
custodial fees) in addition to the expenses of the		custodial fees) in addition to the expenses of the
Portfolio. The investment policies of the other		Portfolio. The investment policies of the other
investment companies may not be the same as		investment companies may not be the same as

those of the Portfolio; as a result, an investment those of the Portfolio; as a result, an investment in the other investment companies may be in the other investment companies may be subject to additional or different risks than those subject to additional or different risks than those to which the Portfolio is typically subject. to which the Portfolio is typically subject.

Securities Lending: Securities lending involves Securities Lending: Securities lending involves two primary risks: “investment risk” and two primary risks: “investment risk” and “borrower default risk.” When lending “borrower default risk.” When lending securities, the Portfolio will receive cash or U.S. securities, the Portfolio will receive cash or U.S. government securities as collateral. Investment government securities as collateral. Investment risk is the risk that the Portfolio will lose money risk is the risk that the Portfolio will lose money from the investment of the cash collateral from the investment of the cash collateral received from the borrower. Borrower default received from the borrower. Borrower default risk is the risk that the Portfolio will lose money risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a due to the failure of a borrower to return a borrowed security. Securities lending may result borrowed security. Securities lending may result in leverage. The use of leverage may exaggerate in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, any increase or decrease in the net asset value, causing the Portfolio to be more volatile. The causing the Portfolio to be more volatile. The use of leverage may increase expenses and use of leverage may increase expenses and increase the impact of the Portfolio’s other risks. increase the impact of the Portfolio’s other risks.

Bank Instruments: Bank instruments include Concentration (Index): To the extent that the certificates of deposit, fixed time deposits, Portfolio’s index “concentrates,” as that term is bankers’ acceptances, and other debt and defined in the 1940 Act, its assets in the deposit-type obligations issued by banks. securities of a particular industry or group of Changes in economic, regulatory or political industries, the Portfolio will allocate its conditions, or other events that affect the investments to approximately the same extent as banking industry may have an adverse effect on the index. As a result, the Portfolio may be bank instruments or banking institutions that subject to greater market fluctuation than a fund serve as counterparties in transactions with the that is more broadly invested across industries. Portfolio. Financial, economic, business, and other developments affecting issuers in a particular Currency: To the extent that the Portfolio industry or group of industries, will have a invests directly or indirectly in foreign (non- greater effect on the Portfolio, and if securities U.S.) currencies or in securities denominated in, of a particular industry or group of industries as or that trade in, foreign (non-U.S.) currencies, it a group fall out of favor, the Portfolio could is subject to the risk that those foreign (non- underperform, or be more volatile than, funds U.S.) currencies will decline in value relative to that have greater industry diversification the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in Convertible Securities: Convertible securities value relative to the currency being hedged by are securities that are convertible into or the Portfolio through foreign currency exchange exercisable for common stocks at a stated price transactions. or rate. Convertible securities are subject to the usual risks associated with debt instruments, Dividend: Companies that issue dividend such as interest rate and credit risk. In addition, yielding equity securities are not required to because convertible securities react to changes in continue to pay dividends on such securities. the value of the stocks into which they convert,

Therefore, there is the possibility that such	they are subject to market risk.
companies could reduce or eliminate the
payment of dividends in the future. As a result,	Index Strategy: The index selected may
the Portfolio’s ability to execute its investment	underperform the overall market. To the extent
strategy may be limited.	the Portfolio seeks to track the index’s
performance, the Portfolio will not use defensive
Foreign Investments: Investing in foreign (non-	strategies or attempt to reduce its exposure to
U.S.) securities may result in the Portfolio	poor performing securities in the index. To the
experiencing more rapid and extreme changes in	extent the Portfolio’s investments track its target
value than a fund that invests exclusively in	index, such Portfolio may underperform other
securities of U.S. companies due to: smaller	funds that invest more broadly. The correlation
markets;	differing reporting, accounting, and	between the Portfolio’s performance and index
auditing	standards;	nationalization,	performance may be affected by the Portfolio’s
expropriation, or confiscatory taxation; foreign	expenses and the timing of purchases and
currency fluctuations, currency blockage, or	redemptions of the Portfolio’s shares. In
replacement; potential for default on sovereign	addition, the Portfolio’s actual holdings might
debt; or political changes or diplomatic	not match the index and the Portfolio’s effective
developments, which may include the imposition	exposure to index securities at any given time
of economic sanctions or other measures by the	may not precisely correlate.
United States or other governments and
supranational organizations. Markets	and	An investment in the Portfolio is not a bank
economies throughout the world are becoming	deposit and is not insured or guaranteed by the
increasingly interconnected, and conditions or	Federal Deposit Insurance Corporation, the
events in one market, country or region may	Federal Reserve Board or any other government
adversely impact investments or issuers in	agency.
another market, country or region.

Special Situations: A “special situation” arises
when, in a manager’s opinion, securities of a
particular company will appreciate in value
within a reasonable period because of unique
circumstances applicable to the company.
Special situations often involve much greater
risk than is inherent in ordinary investment
securities. Investments in special situation
companies may not appreciate and the
Portfolio’s performance could suffer if an
anticipated development does not occur or does
not produce the anticipated result.

An investment in the Portfolio is not a bank
deposit and is not insured or guaranteed by the
Federal Deposit Insurance Corporation, the
Federal Reserve Board or any other government
agency.

     d. Comparison. The Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap growth equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Growth style box. The differences between the Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with similar benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

     The Existing Fund’s investment objective is long-term growth. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index (the “Index”). Under normal circumstances, the Existing Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large-capitalization companies. The manager(s) of the Existing Fund seek investments in companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equity universe represented by stocks in the largest 200 by market cap that exhibit growth characteristics. The Replacement Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance and holding characteristics of the Index.

     With respect to the Existing Fund’s and Replacement Fund’s primary and/or secondary investment objectives, each seeks to achieve some form of capital appreciation. The Replacement Fund, as an index fund, does not specifically state capital appreciation in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation.

     While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and returns of those differing indices. The companies that make up the Replacement Fund’s Russell Top 200 Growth Index benchmark comprise 76% of the Existing Fund’s Russell 1000 Growth Index benchmark.

     Even though the overlap of these benchmarks is not 100%, over the past five years there is a 99% correlation in the monthly returns between the Existing Fund’s benchmark and the Replacement Fund’s benchmark. This means that the returns tend to move in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, during the past one, three and five years the Replacement Portfolio has exhibited similar performance to the Existing Portfolio at a meaningfully lower expense ratio.

     To summarize, the Applicants believe that while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally both are primarily large-cap growth equity portfolios that have exhibited a high correlation to the other such that each Affected

Contract Owner’s fundamental investment objectives will continue to be met after the Substitution.

     e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution are as follows:

	Net Expense				10	(Inception Date)
	Ratio(1)	1 Year(2)	3 Years(2)	5 Years(2)	Years(2)	Since Inception(2)
Existing Fund	Class S
VY T. Rowe Price Growth						12/10/2001
Equity Portfolio	0.98%	25.73%	13.63%	15.96%	8.83%	8.07%
	Class I
						11/28/1997
	0.73%	26.05%	13.92%	16.25%	9.10%	8.54%
Replacement Fund	Class S
Voya Russell Large Cap						5/1/2009
Growth Index Portfolio	0.68%	22.52%	12.94%	14.88%	N/A	16.12%
	Class I
						5/1/2009
	0.43%	22.81%	13.22%	15.17%	N/A	16.42%

(1)	As of the most recently published shareholder report dated June 30, 2017.
(2)	As of September 30, 2017.

     Although the Existing Fund outperformed the Replacement Fund over the one-year, three-year and five-year periods, the Replacement Fund will allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Affected Contract Owners to materially greater risks than before the Substitution.

     f. Post Substitution Net Assets. The estimated net assets of the Voya Russell Large Cap Growth Index Portfolio – Class S and I immediately following the proposed substitution will be approximately $624,949,605 and $360,923,735, respectively. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($340,890,317 for Class S and $333,364,960 for Class I) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of September 30, 2017 ($284,059,288 for Class S and $27,558,775 for Class I).

C. Consequence of the Substitutions. Applicants maintain that Affected Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of an Existing Fund with the corresponding Replacement Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each Replacement Fund are less than those of the corresponding Existing Fund.

     Applicants anticipate that Affected Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for Affected Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Affected Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D. Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies’ obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

E. Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

     As noted above, each Affected Contract Owner will receive a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Replacement Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F. The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

     The Companies reserved this right of Substitutions both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Affected Contract Owners and Companies.

G. The Substitutions do not entail any of the abuses that Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and currently ranges from 16 to 114, and the Substitutions will cause there to be, at the most, one fewer available subaccount after the Effective Date as a consequence of the Substitutions. Moreover, the Contracts will offer Affected Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

     The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies’ size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

H. Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Companies. Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

     1. The Substitutions will not be effected unless the Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions;

     2. The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Substitutions;

     3. The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by Affected Contract Owners;

     4. The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitutions;

     5. The rights or obligations of the Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts;

     6. Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date of the Substitution) or the Replacement Fund (after the Effective Date of the Substitution) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date of the Substitution through at least 30 days following the Effective Date of the Substitution. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date of the Substitution;

     7. All Affected Contract Owners will be notified, at least 30 days before the Effective Date of the Substitutions about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date of the Substitutions; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Companies will also deliver, at least 30 days before the Effective Date of the Substitutions, a prospectus for each applicable Replacement Fund;

     8. Companies will deliver to each Affected Contract Owner within five (5) business days of the Effective Date of the Substitution a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values; and

     9. For two years following the Effective Date of the Substitutions the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of that Fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date of the Substitutions.

VI - PROCEDURAL MATTERS

A. Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C. Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D. All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B.

By: Name: Title: Date:	/s/ Lisa S. Gilarde Lisa S. Gilarde Vice President December 20, 2017

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

Voya Insurance and Annuity Company and its Separate Account B, its Separate Account EQ, and its Separate Account U.

By: Name: Title: Date:	/s/ Lisa S. Gilarde Lisa S. Gilarde Vice President December 20, 2017

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of December, 2017.

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I.

By: Name: Title: Date:	/s/ Lisa S. Gilarde Lisa S. Gilarde Vice President December 20, 2017

Exhibit Index

Exhibit Exhibits A Exhibits B	Description Authorizations and Verifications Resolutions

Exhibit A-1

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of ReliaStar Life Insurance Company of New York and its Separate Account NY-B, that the undersigned is a Vice President of ReliaStar Life Insurance Company of New York, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde Name: Lisa S. Gilarde Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph,
Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

Exhibit A-2

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of Voya Insurance and Annuity Company and its Separate Account B, Separate Account EQ, and its Separate Account U, that the undersigned is a Vice President of Voya Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde Name: Lisa S. Gilarde Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph
Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

Exhibit A-3

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 for and on behalf of Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I, that the undersigned is a Vice President of ReliaStar Life Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde Name: Lisa S. Gilarde Title: Vice President

Sworn and subscribed to before me, a notary public, this 20th day of December, 2017.

Notary Public: /s/ Juliet D. Relph
Notary Public, Connecticut

My Commission Expires: Jan. 21, 2022

EXHIBIT B-1

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

B-1-1 94

UNANIMOUS WRITTEN ACTION OF THE EXECUTIVE COMMITTEE OF THE

BOARD OF DIRECTORS IN LIEU OF A MEETING

     The undersigned, being all of the members of the Executive Committee of ReliaStar Life Insurance Company of New York, a New York corporation (the “Company”), in lieu of a meeting of the Executive Committee of the Company (the “Executive Committee”), as permitted by Article X of the Company’s Bylaws, do hereby adopt the resolutions set forth below and consent to the taking of the actions described in such resolutions, effective December 15, 2017, and such resolutions shall constitute resolutions and action duly adopted and taken by the Executive Committee of the Board of Directors, as permitted by Section 7 of Article IV of the Company’s Bylaws.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

     WHEREAS, management has approved a proposal to substitute shares of “Existing Funds” for shares of “Replacement Funds”, as more particularly described in the management memorandum attached hereto as Exhibit B, and such substitutions will permit the Company to significant assets into the “Replacement Funds”, which have lower expenses than the “Existing Funds” and generally comparable overall historical investment performance.

     NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Separate Account NY-B with shares of certain affiliated advised and registered management investment companies and (ii) the closing of certain other management investment companies.

     This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Carolyn M. Johnson
Carolyn M. Johnson, Chairman

/s/ C. Landon Cobb, Jr.

C.	Landon Cobb, Jr.

B-1-2

/s/ Chet Ragavan Chetlur S. (Chet) Ragavan

/s/ Charles B. Updike Charles B. Updike

/s/ Ross M. Weale Ross M. Weale

B-1-3 96

EXHIBIT B-2

VOYA INSURANCE AND ANNUITY COMPANY

B-2-1 97

     UNANIMOUS WRITTEN ACTION OF THE BOARD OF DIRECTORS OF

VOYA INSURANCE AND ANNUITY COMPANY

     The undersigned, being all of the members of the Board of Directors of Voya Insurance and Annuity Company, an Iowa corporation (the “Company”), in lieu of a meeting of the Board of Directors of the Company (the “Board”), as permitted by Iowa Code Section 490.821 and Article III, Section 11 of the Bylaws of the Company, do hereby consent to the adoption of the following resolutions, effective December 15, 2017, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

     WHEREAS, management has approved a proposal to substitute shares of “Existing Funds” for shares of “Replacement Funds”, as more particularly described in the management memorandum attached hereto as Exhibit J, and such substitutions will permit the Company to significant assets into the “Replacement Funds”, which have lower expenses than the “Existing Funds” and generally comparable overall historical investment performance.

     NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Separate Account B, Separate Account EQ, and Separate Account U with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

     This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Rodney O. Martin, Jr. Rodney O. Martin, Jr.

/s/ Carolyn M. Johnson Carolyn M. Johnson

/s/ Alain M. Karaoglan Alain M. Karaoglan

B-2-2

/s/ Charles P. Nelson Charles P. Nelson

/s/ Chet Ragavan Chetlur S. (Chet) Ragavan

/s/ Michael S. Smith Michael S. Smith

B-2-3 99

EXHIBIT B-3

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

B-3-1 100

     UNANIMOUS WRITTEN ACTION OF THE BOARD OF DIRECTORS OF

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

     The undersigned, being all of the members of the Board of Directors of Voya Retirement Insurance and Annuity Company, a Connecticut corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company (the “Board”), as permitted by Section 33-749 of the Connecticut Business Corporation Act and Article III, Section 11 of the Company’s Bylaws, do hereby adopt the following resolutions, effective December 15, 2017, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Approve Authorization to Apply for Exemptive Order – Fund Substitution

     WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment into one or more subcontracts of the supporting separate account, which subaccounts invest in underlying funds; and

     WHEREAS, management has approved a proposal to substitute shares of “Existing Funds” for shares of “Replacement Funds”, as more particularly described in the management memorandum attached hereto as Exhibit H, and such substitutions will permit the Company to significant assets into the “Replacement Funds”, which have lower expenses than the “Existing Funds” and generally comparable overall historical investment performance.

     NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually be, and each of them hereby is authorized, for and on behalf of the Company, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for (i) the substitution of shares of certain management investment companies currently used as variable funding options under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of certain affiliated advised and registered management investment companies, and (ii) the closing of certain other management investment companies.

     This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Rodney O. Martin, Jr. Rodney O. Martin, Jr.

/s/ Carolyn M. Johnson Carolyn M. Johnson

/s/ Alain M. Karaoglan Alain M. Karaoglan

B-3-2

/s/ Charles P. Nelson Charles P. Nelson

/s/ Chet Ragavan Chetlur S. (Chet) Ragavan

/s/ Michael S. Smith Michael S. Smith

B-3-3 102